Form 20-F
period 2008-12-31
DOVE ENERGY, INC.
filed 2009-06-30
CIK 1446993

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 20-F

[ ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended: December 31, 2008

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     For the transition period from _______ to ________

[ ] Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ___________________ to _______________________.

Commission file number:     000-53479rr

DOVE ENERGY INC.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

800-6th Avenue SW, Suite 410
Calgary, Alberta
Canada T2P 3G3

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

Title of Class: Common Stock, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None.

The number of outstanding shares of the issuer’s common Stock as of December 31, 2008: 23,301,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	☐	No	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	☒

TABLE OF CONTENTS

INTRODUCTION		5
BUSINESS OF DOVE ENERGY INC.		5
FINANCIAL AND OTHER INFORMATION		5
FORWARD- LOOKING STATEMENTS		5

PART I
Item 1.	Identity of Directors, Senior Management and Advisers	*
Item 2.	Offer Statistics and Expected Timetable	*
Item 3.	Key Information	6
	Selected Financial Data	6
	Capitalization and Indebtedness	*
	Reason for the Offer and Use of Proceeds	*
	Risk Factors	8
Item 4.	Information on the Company	16
	History and Development of the Company	16
	Business Overview	17
	Organizational Structure	19
	Property, Plants and Equipment	19
Item 4A	Unresolved Staff Comments	*
Item 5.	Operating and Financial Review and Prospects	29
	Operating Results	29
	Liquidity and Capital Resources	33
	Research and Development	38
	Trend Information	38
	Off-balance sheet arrangements	*
	Tabular disclosure of contractual obligations	38
	Safe harbor	*
Item 6.	Directors, Senior Management and Employees	40
	Directors and Senior Management	40
	Compensation of Directors and Officers	40
	Board Policies	42
	Employees	42
	Share Ownership	42
Item 7.	Major Shareholders and Related Party Transactions	43
	Major Shareholders	43
	Related Party Transactions	44
	Interest of Experts and Counsel	*
Item 8.	Financial Information	44
	Consolidated Statements and Other Financial Information	44
	Significant Changes	44
Item 9.	The Offer and Listing	44
	Offer and Listing Details	44
	Plan of Distribution	*
	Market	45
	Selling Shareholders	*
	Dilution	*
	Expenses of the Issue	*
Item 10.	Additional Information	45
	Share Capital	*
	Memorandum and articles of incorporation	45
	Material Contracts	45
	Exchange Controls	45

	Taxation	46
	Dividends and paying agents	*
	Statements by experts	*
	Documents on display	51
	Subsidiary Information	*
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	*
Item 12.	Description of Securities Other Than Equity Securities	*
PART II
Item 13.	Defaults, Dividends Arrearages and Delinquencies	*
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	*
Item 15T.	Disclosure Controls and Procedures	52
	Disclosure Controls and Procedures	52
	Management's Report on Internal Control Over Financial Reporting	52
	Changes in Internal Control Over Financial Reporting	53
Item 16A.	Audit Committee Financial Expert	53
Item 16B.	Code of Ethics	53
Item 16C.	Principal Accountant Fees and Services	53
Item 16D.	Exemptions from the Listing Standards for Audit Committees	*
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	*
Item 17.	Financial Statements	54
Item 18.	Financial Statements	54
Item 19.	Exhibits	55
SIGNATURES		56
CERTIFICATIONS		57

* Omitted pursuant to General Instruction E (b) of Form 20-F.

INTRODUCTION

Dove Energy Inc. was organized under the laws of Alberta, Canada on February 15, 2005. In this Annual Report, the “Company”, "we," "our" and "us" refer to Dove Energy Inc. (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 800-6th Avenue SW, Suite 410, , Calgary, Alberta, Canada T2P 3G3; our telephone number is (403) 612-1980.

BUSINESS OF DOVE ENERGY INC.

Dove Energy Inc. is involved in the evaluation, acquisition and development of oil and gas properties.  The Company's primary properties are located in Alberta, Canada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This document (principally in ITEM No. 4, “Information on the Company” and ITEM No. 5, “Operating and Financial Review and Prospects) and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words ‘‘believe’’, ‘‘anticipate’’, ‘‘intends’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘project’’, ‘‘plan’’, ‘‘potential’’, ‘‘may’’, ‘‘should’’, ‘‘expect’’ and similar expressions identify forward-looking statements. Please note in this Annual Report, ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘the Company’’, all refer to Dove Energy Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, changes in the Company’s operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

PART I

Item 1.          Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.          Offer Statistics and Expected Timetable

Not Applicable.

Item 3.           Key Information

     A.     Selected Financial Data

The following selected financial data for the years ended December 31, 2008, 2007 and 2006 is derived from our audited financial statements, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein. The selected financial data from the period of inception to December 31, 2005 is derived from the unaudited financial statements of the Company and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein. The selected financial data, as well as the financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP. The Registrant presents its financial statements in Canadian dollars. All dollar amounts in this Form 20-F are in Canadian dollars, except where otherwise indicated. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes and other financial information included elsewhere in this Annual Report.

	Year Ended	Year Ended	Year Ended	From Inception
				(Feb. 15, 2005 to
	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

Statement of Operations Data:
Total revenues	$131,012	$151,814	$61,631	$11,112
Net Income/(Net Loss)	(719,404)	(277,660)	(391,965)	(257,478)
Basic and diluted net loss per share	(0.01)	(0.01)	(0.02)	(0.01)
Weighted average number of
Shares used in computing basic and
Diluted net loss per share-	23,303,008	23,337,438	22,849,205	18,289,381
Balance Sheet Data:
Cash and cash equivalents	$39,441	$112,317	$451,772	$721,622
Other Current Assets	53,029	178,304	79,990	43,223
Total current assets	92,470	290,621	531,762	764,845
Other Assets, Net	136,344	62,215	169,538	65,000
Oil and Gas Property Interests	350,516	804,675	866,403	488,262
Total assets	579,330	1,157,511	1,642,703	1,318,107
Total current liabilities	465,922	353,818	589,170	332,087
Total liabilities	751,578	613,505	809,387	532,285
Total accumulated deficit	(1,712,808)	(993,404)	(649,444)	(257,478)
Total stockholders’ equity (deficit)	579,330	1,157,511	1,642,703	(1,318,107)

EXCHANGE RATES

The following table sets out the exchange rates for the conversion of Canadian dollars into United States dollars, expressed in United States dollars. The exchange rates used are the closing rates provided by The Bank of Canada.  The table lists the rate in effect at the end of the following periods, the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods), and the range of high and low exchange rates for such periods.

Year ended December 31,
	2008	2007	2006	2005
End of Period	.83	1.01	.86	.86
Average for Period	.94	.98	.87	.83
High for Period	1.02	1.09	.915	.86
Low for Period	.77	.84	.80	.80

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2008 and 2009.  The exchange rates used are the closing rates as provided by the Bank of Canada.

Month	High	Low
December 2008	0.83	0.77
January 2009	0.84	0.78
February 2009	0.81	0.77
March 2009	0.81	0.77
April 2009	0.83	0.79
May 2009	0.92	0.84

The exchange rate on December 31, 2008 for the conversion of United States dollars into Canadian dollars was $0.83 (CDN$1.00 = US$0.8256). As of June 15, 2009, the close rate of exchange for the conversion of United States dollars into Canadian dollars was $0.87 (CDN$1.00=US$1.1324). The exchange rates used are the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.

B.     Capitalization and Indebtedness.

Not Applicable.

C.      Reasons for the Offer and Use of the Proceeds.

Not Applicable.

D.     Risk Factors.

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment. The risks described below are not the only ones we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that are currently perceived as immaterial, may also impair our business operations. Our business, operating results and financial condition could be adversely affected by any of the following risks. You should refer to the other information set forth in this document, including our financial statements and the related notes.

This Annual Report also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “expects,” “anticipates,” “intends,” “plans” and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Annual Report.

RISK FACTORS RELATED TO OUR BUSINESS AND OPERATIONS

We are an exploration stage company, with limited operating history, which raises substantial doubt as to our ability to successfully develop profitable business operations and makes an investment in our common shares very risky.

It may be difficult to evaluate our business and prospects because we have a limited operating history. We were incorporated and we began operations in February, 2005. As a result we have only recently commenced oil and gas exploration operations. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries. We have been focused on organizational, start-up, property acquisition, and fund-raising activities. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

• our ability to raise adequate working capital;

• success of our development and exploration;

• demand for natural gas and oil;

• the level of our competition and responding to competitive developments;

• our ability to attract and maintain key management and employees; and

• our ability to efficiently explore, develop and produce sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above. If we are not successful in executing any of the above stated factors, our business will not be profitable, which make our common shares a less attractive investment and may harm the trading of our common shares if and when they are trading on the OTC Bulletin Board.

We have a history of operating losses and a significant accumulated deficit, and we may not maintain revenue or achieve profitability in the future.

We have not been profitable since our inception in February 2005. We expect to continue to incur additional losses for the next fiscal year as a result of a high level of operating expenses, significant up-front expenditures, pursuing new initiatives for the Company and our development and exploration activities. We have had to rely on raising money through private placement of our stock to fund our ventures and operations. While we have had some revenues, we may never realize significant revenues from our core business or be profitable. Factors that will influence the timing and amount of our growth and profitability include:

•	the success of implementing our business plan;
•	obtaining the necessary funding to grow our business; and
•	our ability to expand, diversify and grow our business.

At this stage of our business, even with our good faith efforts, potential investors have a high probability of losing their investment.

Because the nature of our business is expected to change as a result of shifts in the market price of oil and natural gas, competition, and the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance.

Our Management may incorrectly estimate projected occurrences and events within the timetable of its business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the trading of our common shares if and when our shares begin trading on the OTC Bulletin Board. We plan to list our common shares on the OTC Bulletin Board and, if our shares are accepted for listing, investors may find it difficult to sell their shares on the OTC Bulletin Board.

There is substantial doubt about our ability to continue operations in the future as a going concern as a result shareholders may lose some or all of their investment in our Company.

We have incurred net losses of ($1,712,808) from February, 2005 (the date we commenced our oil and gas operations) to December 31, 2008. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

We also face significant challenges in the commercialization of the oil and natural gas products that we offer. Our business may fail if we do not achieve significant revenue growth or obtain sufficient funding. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in such a transition. We may never, achieve profitable operations.

If capital is not available to us to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless.

Cash on hand is not sufficient to fund our anticipated operating needs for the next twelve months. We will require substantial additional capital to participate in the development of our properties as well as for acquisition and/or development of other producing properties. We need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

We are heavily dependent on our President and Chief Executive Officer and Chief Financial Officer. The loss of either, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan.

While engaged in the business of exploiting oil/gas properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Our success is also dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff. The Company’s growth will depend, on the efforts of its Senior Management, including: its Interim President, and CFO/Secretary, Victor DeLaet.  Loss of this individual could have a material adverse effect on the Company.  The Company has no key-man life insurance or written contacts with Senior Management or Directors.

Volatility of oil and gas prices and markets could make it difficult for us to achieve profitability and less likely investors in our common shares will receive a return on their investment.

Our ability to achieve profitability is substantially dependent on prevailing prices for natural gas and oil. The amounts of and price obtainable for any oil and gas production that we achieve will be affected by market factors beyond our control. If these factors are not favorable over time to our financial interests, it is likely that owners of our common shares will lose their investments. Such factors include:

• worldwide or regional demand for energy, which is affected by economic conditions;

• the domestic and foreign supply of natural gas and oil;

• weather conditions;

• domestic and foreign governmental regulations;

• political conditions in natural gas and oil producing regions;

• the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and

• the price and availability of other fuels.

Drilling wells is speculative, often involving significant costs that may be more than our estimates. Any material inaccuracies in drilling costs, estimates or underlying assumptions will reduce the profitability of our business and will negatively affect our results of operations.

Developing and exploring for natural gas and oil involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic.

The natural gas and oil business involves numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

Our development, exploitation and exploration activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas and oil well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical.

The natural gas and oil business involves a variety of operating risks, including:

• fires;

• explosions;

• blow-outs and surface cratering;

• uncontrollable flows of oil, natural gas, and formation water;

• natural disasters, such as hurricanes and other adverse weather conditions;

• pipe, cement, or pipeline failures;

• casing collapses;

• embedded oil field drilling and service tools;

• abnormally pressured formations; and

• environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

• injury or loss of life;

• severe damage to and destruction of property, natural resources and equipment;

• pollution and other environmental damage;

• clean-up responsibilities;

• regulatory investigation and penalties;

• suspension of our operations; and

• repairs to resume operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and other services could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans within our budget.

Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business.

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

• location and density of wells;

• the handling of drilling fluids and obtaining discharge permits for drilling operations;

• accounting for and payment of royalties on production from state, federal and Indian lands;

• bonds for ownership, development and production of natural gas and oil properties;

• transportation of natural gas and oil by pipelines;

• operation of wells and reports concerning operations; and

• taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

Our oil and gas operations may expose us to environmental liabilities.

If we experience any leakage of crude oil and/or gas from the subsurface portions of a well, our gathering system could cause degradation of fresh groundwater resources, as well as surface damage, potentially resulting in suspension of operation of a well, fines and penalties from governmental agencies, expenditures for remediation of the affected resource, and liabilities to third parties for property damages and personal injuries. In addition, any sale of residual crude oil collected as part of the drilling and recovery process could impose liability on us if the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

The potential profitability of oil and gas ventures depends upon factors beyond the control of our company.

The potential profitability of oil and gas properties is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

Because we are organized under the Canada Business Corporations Act, enforcement of civil liabilities against us or our officers or directors may be difficult or impossible from outside the jurisdiction of Canada.

We are a corporation organized under the Canada Business Corporations Act. All of our directors and officers reside in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the United States, it may be difficult for an investor to sue, for any reason, us or any of our officers or directors outside the United States. If an investor was able to obtain a judgment against us or any of our officers or directors in a United States court based on United States securities laws or other reasons, it may be difficult, if not impossible, to enforce such judgment in Canada

We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience than we do in locating and commercializing oil and natural gas reserves.

The natural gas and oil market is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

We face risks associated with foreign operations

It is anticipated that substantially all of our revenue will be derived from fees in foreign countries.

In addition, there are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and often conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on activities that may be imposed, potentially adverse tax consequences and tax risks, as well as political and economic instability. Changes in the political, regulatory and taxation structure of jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

RISKS RELATING TO OWNING OUR COMMON SHARES

We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value. The future issuance of our unlimited authorized common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

Our common shares are subject to the "Penny Stock" Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than USD $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and

•

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common shares and cause a decline in the market value of our stock.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•

make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

Because we do not intend to pay any cash dividends on our Common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

If we are a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if we elect, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. U.S. Holders should be aware, however, that if we become a PFIC, we may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat us as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC, which would result in adverse tax consequences to our shareholders who are U.S. citizens.

Our Existing Shareholders, Officers, Directors and their Affiliates have Substantial Ownership Control of the Company and this could adversely affect the Company’s Shareholders.

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Management and Directors Are Associated with Other Resource Companies

Certain of the Directors and Senior Management of the Company are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources.  If our officers devote less than one hundred percent of their time to the Company’s business, this could have a material adverse effect on the Company’s business, revenues, operating results and financial condition. Moreover, as the Company is engaged in the business of exploiting oil/gas properties, such associations may give rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

We do not have an established public trading market therefore you may be unable to sell your shares.

We intend to apply to have our shares quoted on the Over the Counter Bulletin Board, however, at present our shares are not traded on any market. A significant trading market in our shares may not develop, or if developed, we may not be able to sustain such a market.

Our Stock Price may be volatile exposing the Company to increased litigation and regulatory costs and it may also affect the ability of our shareholders to sell our securities

Many factors could affect the market price of our common shares. These factors include but are not limited to:

•	Variations in our operating results;
•	Variations in industry growth rates;
•	Actual or anticipated announcements of technical innovations or new products or product enhancements by us or our competitors;
•	General economic conditions in the markets for our products and services;
•	Divergence of our operating results from analysts’ expectations; and
•	Changes in earnings estimates by research analysts.

In particular, the market prices of the shares of many companies in the oil exploration and natural gas sectors experience wide fluctuations that are often unrelated to the operating performance of such companies. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. Such a lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our common stock could become subject to additional sales practice requirements for low priced securities. Our common stock could become subject to Rule 15g-9 under the Securities Exchange Act of 1934, which imposes additional sales practice requirements on broker-dealers that sell our shares of common stock to persons other than established customers and "accredited investors" or individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses.

Rule 15g-9 requires a broker-dealer to make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and may affect the ability of our shareholders to sell any of our securities in the secondary market; generally define a "penny stock" to be any non-Nasdaq equity security that has a market price less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions; requires broker dealers to deliver, prior to a transaction in a penny stock, a risk disclosure document relating to the penny stock market.

Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. In addition, the rule requires that broker dealers deliver to customers monthly statements that disclose recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Item 4.      Information on the Company

A. History and Development of the Company

Dove Energy Inc. was incorporated under the laws of Alberta, Canada on February 15, 2005. Our headquarters are located at 800-6th Avenue SW, Suite 410, , Calgary, Alberta, Canada T2P 3G3. The telephone number is (403) 612-1980.

The Company's fiscal year ends December 31st. The Company intends to list its common shares on the Over the Counter Bulletin Board in the United States using the symbol DOVEF, if it is available.

The Company has an unlimited number of common shares without par value authorized.  At December 31, 2008, there were 23,316,000 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

The Company is in the oil and gas business as an operator. The Company initially acquired its core property in 2006 in the Enchant area in the Province of Alberta consisting of various working interest twenty-five to one hundred percent (25% - 100%) in seven (7) sections of crown mineral rights. Crown mineral rights are owned by the Province and are purchased through a leasehold for a period of five years.

In April 2006 the Company purchased an additional four (4) sections of crown mineral rights in the Enchant area in the province of Alberta with a one hundred (100) percent working interest.

In August 2006 the Company purchased an additional 4 sections of crown mineral rights in the Enchant area in the province of Alberta with a one hundred (100) percent working interest.

The Company is pursing relatively low risk oil and gas production and development in the Western Sedimentary basin of Alberta and Saskatchewan Canada. Two primary zones of interest exist in the Enchant area based on the probability of finding commercial quantities and rates of oil and gas. At the time of acquisition three existing wells were producing (at about 45 MCF/day) (Million Cubic Feet). In November 2006 one of the shut-in wells was re-entered and re-completed. The re-completed zone commenced production at the rate of 78 MCF/day in December 2006. This increased in May 2007 to almost 100 MCF/day.

In August 2006 the Company purchased 4 sections of surface to basement mineral rights within its core area of operation. In October 2006 the Company purchased 43 km. of publicly available two dimensional (2-D) seismic data which was reprocessed using updated techniques and computer hardware to enhance data that was acquired by previous operators. This seismic study was able to locate 9 potential drillable locations of which three (3) are for oil prospects and six (6) are for gas. Seismic maps were compiled to quantify the data from 2-D reprocessed lines. Following this, the Corporation acquired 4 additional sections of surface to basement mineral rights. At this time there are nine (9) possible drillable locations in inventory but they would be continuously evaluated for suitability and expansion as drilling takes place to ensure that they meet any revised criteria to remain as drillable locations.

The Company’s focus is now on the proving of the presence of the Nisku oil accumulation in its assets. This will lead to the subsequent acquisition of additional producing petroleum and natural gas properties, and the development and production of crude oil and natural gas. The key to the Company’s corporate mandate is to conduct business as a low-cost operator by benefiting from hands-on management, while also outsourcing most exploration and development expenditures.  Also on this note, the Company is committed to maintaining minimum infrastructure. The Company’s method of operation adheres to the following principles: focusing on a methodically identified strategic geographic area, start to develop exploitation and exploration ideas; use leading-edge technology to evaluate, develop and operate; maintain hands-on management, operate when possible; outsource services where possible; and strive to be the lowest-cost operator with minimum infrastructure and significant working interests.

Nisku oil pools have been discovered as far east as the Grand Forks Area but in the immediate area of Bow Island town there have been very few wells drilled deeper than the top portion of the Livingstone. In this area the Nisku is also known as the Arcs Formation. The largest pool is located near the town of Vauxhall and has a NW-SE trend but other Arcs pools do not appear to conform to any particular pattern. It would appear that lack of exploratory drilling is responsible for not extending the discovery of additional Arcs oil wells to the east. In the Vauxhall-Grand Forks, 361 Arcs oil well have produced an average of 115,000 STB to date including 47 wells that have since been converted to water injection. There are currently 71 injection wells. While it is difficult to ascribe the same reserves to the Arcs drilling location on Dove's lands it is reasonable to assume that a successful Arcs oil well would have a percentage of the reserves in the Enchant Field Arcs wells. There are 3 potentially drillable Arcs location on Dove's lands.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal		Number of	Capital
Year	Nature of Share Issuance	Shares	Raised

Fiscal 2005	Private Placement-Common Shares	2,304,000	$1,152,000

Fiscal 2006	Private Placement-Common Shares	100,000	$50,000
	Private Placement-Common Shares	443,500	$221,750
	Private Placement-Common Shares	443,500	$665,250

Fiscal 2007	Private Placement	155,000	$155,000

Fiscal 2008	Private Placement-Common Shares	15,000	$3,150

Capital Expenditures

Fiscal 2005:   $289,650 for mineral property acquisition/exploration
Fiscal 2006:   $160,101.00 for mineral property acquisition/exploration
Fiscal 2007:   $69,988.32 for oil/gas property acquisition/exploration

Fiscal 2008:   $205,059.23 for oil/gas property acquisition/exploration

B. Business Overview

The Company operates in the oil and gas industry with a focus in the Western Sedimentary basin of Alberta and Saskatchewan’s bypassed and unexploited zones. The Company has interests in a total of 15 Mineral/Surface leases located in south east Alberta, Canada. A description of the Company’s properties is set out below.

The Company’s wells are located in the Enchant area of South East Alberta. Wells are 102/02-01-010-10W4, 100/11-06-010-09W4 and    100/06-03-010-10W4. These three wells have been providing revenue to the Company since December 2005. A workover (see Glossary below) on 102/02-01-010-10W4 in 2007 increased the revenue from this well from what it produced prior to the workover.

Plan of Operations

Source of Funds for Fiscal 2008/2009

The Company’s primary source of funds since incorporation has been through the issuance of common shares and loans.  The Company had $160,827.00 of oil/gas production revenue during Fiscal 2007; and, $131,012 in oil/gas production revenue for the fiscal year ended December 31, 2008.  Oil/gas production revenue during Fiscal 2009 is a function of several indeterminate factors, including the volatility of oil/gas prices and whether the Company acquires additional interests in producing oil/gas properties.  Notwithstanding this unpredictability, the Company's preliminary budget estimates $89,500 in oil/gas production revenue for fiscal 2009.

Company Goals and Objectives

The long-term objective of the Corporation is to establish cash flow from prospects having low risk and high net reserve potential. When sufficient cash flows are realized to maintain a reasonable capital reserve for operation expenses and contingencies, the Corporation will allocate the highest portion of the net revenue possible to acquire more properties and/or pay a dividend distribution. It is the opinion of the Corporation’s management that the greatest value to shareholders can be realized through the development of current existing land positions and acquisition of new low risk oil and gas properties.

Dove Energy Inc. will be able to initiate new drilling targets and acquire additional land with an additional $4.0 million in capital. To raise this capital, Dove Energy Inc. will make a public offering. By going public, Dove Energy Inc. will be able to grow the company into a fully functional oil and gas production and development company

Use of Funds for Fiscal 2009/2010

During Fiscal 2009 and Fiscal 2010, respectively, the Company estimates that it might expend approximately $21,900 and $17,520 on general/administrative expenses.  During Fiscal 2009 and Fiscal 2010, respectively, the Company estimates that it might expend about $1 million and $3 million, on exploration and property acquisition expenses.  These estimates are contingent upon many factors, including whether the Company is successful in raising the capital necessary to acquire additional oil/gas production property.

United States vs. Foreign Sales/Assets

The Company generated $131,012 in oil/gas production revenue in the first nine months of Fiscal 2008, all in Canada. The Company’s assets are located in Canada.

Material Effects of Government Regulation

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations. The oil and gas leases currently leased by the Company are owned by the Province of Alberta and are managed by the Department of Energy. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

• location and density of wells;

• the handling of drilling fluids and obtaining discharge permits for drilling operations;

• accounting for and payment of royalties on production from state, federal and Indian lands;

• bonds for ownership, development and production of natural gas and oil properties;

• transportation of natural gas and oil by pipelines;

• operation of wells and reports concerning operations; and

• taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

Anticipated Changes to Facilities And Employees

Subsequent to December 31, 2008 year end, it was determined that the Board of Directors should appoint additional members to avoid deadlock issues. Consequently, Daniel Grant and Thomas Milley were appointed to the Board of Directors on June 17, 2009. On June 17, 2009 Mr. Ufondu resigned as CEO/President. Victor DeLaet was appointed as the interim CEO/President until a suitable replacement is found. The Company is interviewing qualified candidates and expects to make a decision in the very near term. Management of the Company anticipates no other changes to either facilities or employees in the near future other than the CEO/President replacement.

Seasonality, Dependency upon Patents, Licenses, Contracts, Processes, Sources and Availability of Raw Materials

Certain of the Company’s properties may be in remote locations and subject to significant temperature variations and changes in working conditions. It may not be possible to actively explore the Company’s properties in Alberta throughout the year because of seasonal changes in the weather. If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

Competition

The natural gas and oil exploration industry is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

C. Organizational Structure

The Company was incorporated under the Alberta Business Corporations Act on February 15, 2005. The Company is not part of a group and has no subsidiaries.

D. Property, Plants and Equipment

Corporate Offices

We do not own any real property. Our offices are located at 800-6th Avenue SW, Suite 410, , Calgary, Alberta, Canada T2P 3G3. We sub-lease 200 square feet from Focused Money Solutions Inc. on a five-year term that automatically renews for five years unless terminated. Monthly rent is $1,000.00. We believe that the facilities will be adequate for the foreseeable future.

Oil and Gas Glossary

ABANDONED WELL: A well not in use because it was a dry hole originally, or because it has ceased to produce.

AREA OF INTEREST: The area immediately surrounding a successful well in which the investors (in the good well) have an implied right to participate in any future wells drilled by the same operator.

ASSIGNMENT: The legal instrument whereby Oil and Gas Leases or Overriding Royalty interests are assigned or conveyed.

ASSIGNEE: The individual to whom Oil and Gas Leases or Overriding Royalty are assigned.

ASSIGNOR: The individual conveying Oil and Gas Leases or Overriding Royalty in an Assignment.

BONUS: Cash consideration paid to a landowner or mineral owner on the execution of an Oil, Gas and Mineral Lease.

COMPLETION - To finish a well so that it is ready to produce oil or gas. After reaching total depth (T.D.), casing is run and cemented; casing is perforated opposite the producing zone, tubing is run, and control and flow valves are installed at the wellhead. Well completions vary according to the kind of well, depth, and the formation from which the well is to produce.

CRUDE OIL - Oil as it comes from the well; unrefined petroleum.

DELAY RENTAL: Yearly payments made during primary term to Lessor to delay drilling.

DEPOSIT - An accumulation of oil or gas capable of being produced commercially.

DEVELOPMENT WELLS - Wells drilled in an area already proved to be productive.

DISCOVERY WELL - An exploratory well that encounters a new and previously untapped petroleum deposit; a successful wildcat well. A discovery well may also open a new horizon in an established field.

EXPLORATION: A general term referring to all efforts made in the search for new deposits of oil and gas.

FLOWING WELL: A well capable of producing oil or gas by its own energy without the aid of a mechanical pump. Normally a pump is put on the well after the pressure reduction inhibits the rate of production.

FRACCING: The process of pumping fluids into a productive formation at high rates of injection to hydraulically break the rock. The “fractures” which are created in the rock act as flow channels for the oil and gas into the well.

GAS: “Any fluid, combustible or non combustible which is produced in a natural state from the earth and which maintains a gaseous or rarified state at ordinary temperature and pressure conditions”. Code of Federal Regulations, Title 30, Mineral resources, Chap. 11, Geological Survey, 221.2.

GAS WELL: A well that produces natural gas which is not associated with crude oil.

GEOLOGY: The science of the history of the Earth and its life as recorded in rocks.

GRANTOR: A person who grants or conveys lands, minerals, etc.

GRANTEE: The person receiving the grant of lands, minerals, etc.

GROSS WORKING INTEREST: See definition for Working Interest.

HYDROCARBONS: Organic chemical compounds of hydrogen and carbon atoms. There are a vast number of these compounds and they form the basis of all petroleum products. They may exist as gases, liquids and solids.

JOINT OPERATING AGREEMENT: An agreement among working interest owners describing how a well is to be operated.

LANDMAN: The individual who negotiates oil and gas leases with mineral owners, cures title defects and negotiates with other companies on agreements concerning the lease.

LANDOWNER: The person who generally owns all or part of the minerals under his lands and is entitled to lease the same.

LEASE: See Oil, Gas and Mineral Lease.

LESSEE: The person who receives the lease, sometimes called the tenant.

LESSOR: The person giving the lease, sometimes called grantor or landlord.

MINERAL OWNER: Generally one who owns only minerals under a tract of land (but no surface) along with the right to execute a lease on the same.

MINERALS (MINERAL INTEREST): See definition for Participating Royalty.

NET REVENUE INTEREST: An owner's interest in the revenues of a well.
NET WORKING INTEREST: Share in well proceeds attributable to the Working Interest.

NON-OPERATING INTEREST: A working interest owner in a well, but is not Operator.

NON-PARTICIPATING ROYALTY: A royalty interest which "participates" in any oil or gas found but does not "participate" in lease bonuses or rentals.

OFFSET WELL - (1) A well drilled on the next location to the original well. The distance form the first well to the offset well depends upon spacing regulations and whether the original well produces oil or gas. (2) A well drilled on one tract of land to prevent the drainage of oil or gas to an adjoining tract where a well is being drilled or is already producing.
OIL - A liquid hydrocarbon. (see "Crude Oil")

OIL OR GAS BEHIND THE PIPE - Refers to oil and gas sands or formations knowingly passed through, never produced. Such formations usually were of low permeability (tight formations) that, say 20 years ago, were uneconomical to produce when oil was around $5 or less a barrel. Other times formations would be purposely ignored because the operator was going deeper for bigger game, so the less-spectacular, plain-Jane sands were cased off. When the price of crude oil reached $30 per barrel, the bypassed formations looked pretty good and were opened up and produced.

OIL, GAS & MINERAL LEASE: The agreement outlining the basic terms of developing lands or minerals such as royalty to be paid, length of time, description of lands.

OIL & GAS LEASE: See definition for Oil, Gas and Mineral Lease.

OIL OR GAS IN PLACE: Crude oil or gas estimated to exist in a field or a reservoir; oil in the formation not yet produced.

OPERATING AGREEMENT: See definition for Joint Operating Agreement.

OPERATING EXPENSES: The costs of operating a well

OPERATING INTEREST: A working interest owner who is also the well operator.

OPERATOR: The party designated in the Operating Agreement to conduct the operations of the well.

OVERRIDING ROYALTY: A royalty interest derived from the working interest, in excess of the royalty provided in the Oil Lease. Usually added on during an intervening Assignment.

PAID-UP LEASE: An Oil and Gas Lease where rental payments are paid along with bonus.

PARTICIPATING ROYALTY: A royalty interest giving its owner the right to "participate" in bonuses received in leasing along with the right to "participate" in any oil or gas found.

PRIMARY TERM: The initial period in an Oil and Gas Lease to develop the property.

RESERVOIR: A porous, permeable sedimentary rock formation containing quantities of oil and/or gas enclosed or surrounded by layers of less-permeable or impervious rock; a structural trap; a stratigraphic trap.

RECOMPLETION: Any major operation performed on a well after its completion in an attempt to restore or improve its ability to produce.

ROYALTY: Funds received from the production of oil or gas, free of costs, except taxes.

ROYALTY DEED: A deed conveying a royalty interest.

SEVERENCE TAX: A state or municipal tax on oil and gas products levied at the wellhead for the removal of the hydrocarbons. Also called Production Tax.

SEVERED MINERAL INTEREST: An interest in the minerals in, on and under a given tract of land owned by a person other than the surface owner.

SEVERED ROYALTY INTEREST: Non-expense bearing interest in minerals produced and saved from a tract owned by someone other than the surface owner. Owner of severed royalty interest gets a share of production from wells, but does not have to share the costs of production. The interest may be set up prior or subsequent to the leasing of the land, granted or reserved for years, for life, in fee simple defeasible or in perpetuity.

SHUT-IN ROYALTY: Payment to royalty owners under the terms of a mineral lease which allows the lessee to defer production from a well capable of producing in paying quantities but shut-in for lack of a market or marketing facilities.

SURFACE OWNER: Usually a landowner who owns no minerals under his land.

TESTING - When each new well is competed, a series of tests are run on the well. The various tests are used to estimate the daily deliverability, payout, and reserves.

TIGHT HOLE - A drilling well about which all information - depth, formations encountered, drilling rate, logs - is kept secret by the operator.

TOTAL DEPTH (T.D.) - The depth of a well when drilling is completed. Total depth of a well is the vertical distance from the rig floor to the bottom of the hole. A 10,000-foot well may take 11,300 feet of casing to complete the well because the well bore has drifted several degrees from vertical, adding 1,300 feet to the depth of the hole, not the depth of the well.

UNLEASED MINERAL INTEREST: A mineral interest not subject to an Oil Lease.

WORKING INTEREST: The right granted to the lessee of a property to explore for and to produce and own oil, gas or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty or carried basis.

WORKOVER - Operations on a producing well to restore or increase production. Tubing is pulled and the casing at the bottom of the well is pumped or washed free of sand that may have accumulated.

Mineral & Surface Leases

The Company has an interest in 5 Surface Leases and 12 Mineral Leases in Alberta, Canada. All of these leases are in the Enchant area, which is located in south east Alberta, Canada.

Oil & Gas Background

Oil and gas are contained in the pores and fractures of certain sedimentary rocks in the same way that water is held in a sponge.

The majority of oil wells in Canada use a primary recovery method to produce oil to the surface. This is the process whereby simple mechanical pumps are used to raise oil to the surface. There are a number of methods that are used to improve primary recovery such as infill drilling, which involved drilling more wells into the same pool so that the oil does not have to travel as far through the rock to reach a wellbore.

Secondary recovery is used to further oil production by injecting water or natural gas to maintain reservoir pressure and push oil out of the rock.

There are more advanced methods to recover light and medium crude oil which is referred to as tertiary recovery. This recovery method uses natural gas liquids (ethane, propane and butane) by injecting them into special injection wells. When dissolved, these liquids reduce surface tension and viscosity to help release the oil from the reservoir rock.

Even with all these techniques, the average recovery in the light oil fields is a little more than 30 per cent of the original oil. The remaining resource represents billions of cubic metres of oil that has been discovered in Western Canada but cannot be produced economically with existing technology.

Acquisition Details

Mineral Leases

M0014
The 90% property interest was acquired on December 1, 2005

M0045
The 25% property interest was acquired on December 1, 2005

M0046
The 65% property interest was acquired on December 1, 2005

M0047
The 100% property interest was acquired on December 1, 2005

M0048
The 37.5% property interest was acquired on December 1, 2005

M0049
The 75% property interest was acquired on December 1, 2005

M0002
The 100% property interest was acquired on August 10, 2006

M0003
The 100% property interest was acquired on August 10, 2006

M0004
The 100% property interest was acquired on April 5, 2007

M0005
The 100% property interest was acquired on April 5, 2007

M0006
The 100% property interest was acquired on April 5, 2007

M0007
The 100% property interest was acquired on April 5, 2007

Total paid for land acquisitions was $289,650.

Southern Alberta Regional Geology

In the Bow Island town area there is approximately 950 m. of Mesozoic sediments overlying a Mississippian System sub-basement of primarily Livingstone Formation limestones. These Mesozoic sediments are essentially flat lying with a slight wedging into gentle westward dip. The lower portion of the Mesozoic subcrops within the area of interest is subdivided into two Jurassic formations: Rierdon shale and Sawtooth sandstone. Overlying the Jurassic is a 600-meter thick interval of largely shaly-silt the Mannville and Colorado Groups which are mainly fine grained with a few reservoir quality beds such as the Glauconitic Ss., stray sands in the Upper Mannville, Basal Colorado, Bow Island, Barons and Second White Specks. Above the Colorado Group there is potential in the Milk River and Belly River Formations. All previous drilling has been focused on the Mesozoic for two reasons: firstly because the most well known and easily accessible objectives could be reached by drilling less than 1000 meters and secondly the lack of proven prospects below the Mississippian sub-basement.

There are a few isolated Mississippian oils found in patchy limestone porosity. However to date, no large pools have been discovered. The Sawtooth is the most sought after objective because it has the right porosity and permeability characteristics and can contain either oil or natural gas. The Taber, Glauconitic and Upper Mannville have been proven to have significant accumulations of hydrocarbons a short distance to the west near the towns of Taber, Grassy Lake, Vauxhall and Retlaw. The Bow Island Formation has an average of five cycles with the upper two having the greatest potential for accumulating gas. The Bow Island gas pools are more widely distributed with trapping due to stratigraphic and structural components. Above the Bow Island gas has been found in the Barons (Base of Fish Scales), Second White Specks, Milk River and Belly River. The Milk River has been found to be relatively more prolific to the east as extension of the Medicine Hat Field. The presence of the Milk River throughout this area may be an opportunity to apply the new technologies that area now enabling shale gas to be economically developed.

The most obviously neglected objectives in this area are the formations below the Mississippian. Nisku oil pools have been discovered as far east as the Grand Forks Area but in the immediate area of Bow Island town there have been very few wells drilled deeper than the top portion of the Livingstone. In this area the Nisku is also known as the Arcs Formation. The largest pool is located near the town of Vauxhall and has a NW-SE trend but other Arcs pools do not appear to conform to any particular pattern. It would appear that lack of exploratory drilling is responsible for not extending the discovery of additional Arcs oil wells to the east.

Dove Energy Inc. Property, Bow Island, Alberta

In 2006 Dove Energy Inc. acquired various working interests in 1792 ha. of property located 10 km. southeast of the town of Bow Island. The property contained two wells capable of production and four wells that have been suspended. Subsequently the Company acquired 1024 ha. of mineral rights based on Second White Specks and Milk River potential in Twp. 10 Range 10W4. In 2007 the Company acquired an additional 1024 ha. of mineral rights based on seismic data that has been reprocessed and showed potential for Sawtooth and Arcs Formations anomalies. Six drillable locations have been identified (3 Sawtooth and 3 Arcs). There is more land available to the west which would be available for posting to public auction.

In 2007 the Company purchased and reprocessed 2D seismic data to try to identify a drillable Arcs location. Two lines were purchased near the Arcs oil pool near Vauxhall to provide a baseline for comparison to the data purchased in the Bow Island area. After reprocessing the purchased trade data, the Company was able to identify three Sawtooth structural highs and an area where the seismic properties compare favorably to similar seismic characteristics of the Arcs oil pools near Vauxhall. Due to the lack of local wells with which to obtain a synthetic seismogram, the Company used a technique comparing isochrons between different horizons to find areas that meet the same isochron characteristics as in the Vauxhall area. For the purposes of this project both the Mississippian-to-Wabamun Isochron and the Second White Specks-to-Mississippian Isochrons were evaluated to identify an area where the Arcs Formation would be the primary objective with the shallower horizons as secondary objectives. In exploring for new pools it is necessary to employ the best available techniques to uncover new resources that have been overlooked by the mainstream.

The Company acquired 1792 ha. in the original asset purchase and has added a further 2048 ha. via Alberta Energy public auctions for a total of 3840 ha. Before undertaking the initial Arcs exploratory well, the Company will negotiate participation in the land parcel in which it does not have an interest that directly offsets the locations that the Company would drill in developing the potential new oil pool.

The Company has acquired the nucleus of a core area from which to expand and develop E & P operations. There is potential for immediate drilling to exploit the three Sawtooth locations and the Milk River. There is long term potential to develop the Arcs oil with its multi-zone potential and be on the leading edge of exploring for other Arcs prospects.

The Company has 3 drillable Sawtooth anomalies and at least one associated with the three Arcs prospective locations.

Acquisition of Interest

The Company has entered into a series of leases in multiple transactions with the province of Alberta in the Enchant area of Alberta, Canada (the “Property”). All of the leases were acquired mostly through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal lease with the government. The bid price includes the first year’s minimum annual lease payments. The specific transactions entered into by the Company are as noted below.

Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

May 1, 2008	12 – Mineral	3,840 Gross/3,122 Net	$11,267.20 (Mineral Rent)
	5 – Surface		$9,505.00 (Surface Rent)
20 – Easement
	37	3,840 Gross/3,122 Net	$20,772 .20

RESERVES REPORTED TO OTHER AGENCIES

The Company does not have an estimate of total, proved net oil or gas reserves filed with or included in reports to any Federal authority or agency.

PRODUCTIVE WELLS AND ACREAGE

Gas is currently being produced from the following three wells that the Company has Working interests in:

     102/06-01-010-10W4

     100/11-06-010-09W4

     100/06-03-010-10W4

UNDEVELOPED ACREAGE

The Company has interests in 15 sections of land in the Enchant area of South East Alberta. 12 sections can be classified as Undeveloped Acreage. See attached The Company's land map.

DRILLING ACTIVITY

There has been no drilling activity within The Company's acreage within the last fiscal year.

PRESENT ACTIVITIES

There are presently no operational activities going on within The Company's acreage.

DELIVERY COMMITMENTS

The Company does not have any delivery commitment.

PRODUCTION

DOVE ENERGY INC.

BOW ISLAND WELLS PRODUCTIONS AND SALES REVENUE

3 YEAR SUMMARY		2008		2007		2006		TOTAL	
100/11-06-010-09 W4/00		Actual	Avg./GJ	Actual	Avg./GJ	Actual	Avg./GJ	Actual	Avg./GJ
GROSS	100.00%								
Gas Prod, mcf		2964.1		6616.3		12461.9		21262.3	
Gas Sales, mcf		2663.6		4944.0		10799.2		18307.0	
Gas Sales, GJ		2396		4714		9922		17034	
Operating Costs, $		(10,412.46)		(12,080.76)		(14,651.36)		(37,144.57)	
Crown Royalty Expense, $		1,763.16		1,422.57		(1,223.97)		1,961.76	
NET	[illegible]								
Gas Prod, mcf		1939.6		3760.6		8093.7		13614.0	
Gas Sales, mcf		1661.0		3210.1		7006.3		11699.4	
Gas Sales, GJ		1660		3062		6767		11409	
Gas Sales, $		11,874.19	7.30	16,323.63	5.96	41,907.04	6.19	71,904.86	6.30
Gas Transportation, $		(460.79)	(0.29)	(799.34)	(0.26)	(1,604.66)	(0.24)	(2,864.71)	(0.26)
Gas Marketing Fee, $		(390.66)	(0.26)	(76.22)	(0.02)	(36.61)	(0.01)	(503.69)	(0.04)
Crown Royalty Expense, $		1,146.06	(0.73)	924.57		(795.66)		1,275.14	(0.11)
DOVE NET SALES, $		10,932.54	[illegible]	17,448.07	5.70	40,265.65	5.95	[illegible]	[illegible]
DOVE NET OP COSTS, $		(6,766.10)	(4.20)	(7,852.40)	(2.56)	(8,523.36)	(1.41)	(24,143.87)	(2.12)
DOVE NET CR ROY EXP, $		1,146.06	0.73	924.57	0.30	(795.66)	(0.12)	(1,275.14)	(0.11)
102/06-01-010-10 W4/04									
GROSS	100.00%								
Gas Prod, mcf		10369.4		27962.9		1974.1		40316.3	
Gas Sales, mcf		16662.6		23762.6		1766.1		42190.2	
Gas Sales, GJ		15691		22746		1604		40240	
Operating Costs, $		(16,660.76)		(24,406.19)		(1,409.43)		(44,676.37)	
Crown Royalty Expense, $		(7,440.34)		(11,610.66)		(964.16)		(20,236.00)	
NET	100.00%								
Gas Prod, mcf		10369.4		27962.9		1974.1		40316.3	
Gas Sales, mcf		16662.6		23762.6		1766.1		42190.2	
Gas Sales, GJ		15691		22746		1604		40240	
Gas Sales, $		114,616.66	7.32	136,267.23	6.06	12,113.71	6.71	266,217.62	6.69
Gas Transportation, $		(4,414.67)	(0.26)	(5,930.60)	(0.26)	(399.63)	(0.22)	(10,743.60)	(0.27)
Gas Marketing Fee, $		(3,762.40)	(0.24)	(396.04)	(0.02)	(0.00)	(0.00)	(4,166.44)	(0.10)
Crown Royalty Expense, $		(7,440.34)	(0.47)	(11,610.66)	(0.52)	(964.16)	(0.56)	(20,236.00)	(0.50)
DOVE NET SALES, $		[illegible]	[illegible]	[illegible]	[illegible]	11,716.19	6.48	[illegible]	[illegible]
DOVE NET OP COSTS, $		(16,660.76)	(1.20)	(24,406.19)	(1.07)	(1,409.43)	(0.78)	(44,676.37)	(1.11)
DOVE NET CR ROY EXP, $		(7,440.34)	(0.47)	(11,610.66)	(0.52)	(964.16)	(0.56)	(20,236.00)	(0.50)
102/06-01-010-10 W4/02									
GROSS	100.00%								
Gas Prod, mcf						713.4		713.4	
Gas Sales, mcf						621.6		621.6	
Gas Sales, GJ						616		616	
Operating Costs, $						(6,609.21)		(6,609.21)	
Crown Royalty Expense, $						(190.00)		(190.00)	
NET	100.00%								
Gas Prod, mcf						713.4		713.4	
Gas Sales, mcf						621.6		621.6	
Gas Sales, GJ						616		616	
Gas Sales, $						3,762.31	6.07	3,762.31	6.07
Gas Transportation, $						(146.69)	(0.24)	(146.69)	(0.24)
Gas Marketing Fee, $						(2.43)	(0.00)	(2.43)	(0.00)
Crown Royalty Expense, $						(190.00)	(0.31)	(190.00)	(0.31)
DOVE NET SALES, $						3,604.28	5.83	3,604.28	5.83
DOVE NET OP COSTS, $						(6,609.21)	[illegible]	(6,609.21)	[illegible]
DOVE NET CR ROY EXP, $						(190.00)	(0.31)	(190.00)	(0.31)
100/06-03-010-10 W4/02									
GROSS	100.00%								
Gas Prod, mcf		1077.1		1342.0		1790.4		4209.6	
Gas Sales, mcf		926.2		1130.1		1660.9		3616.2	
Gas Sales, GJ		898		1118		1646		3666	
Operating Costs, $		(9,703.64)		(9,661.66)		(9,646.32)		(26,932.04)	
Crown Royalty Expense, $		(192.60)		(232.66)		(266.96)		(694.13)	
NET	100.00%								
Gas Prod, mcf		1077.1		1342.0		1790.4		4209.6	
Gas Sales, mcf		926.2		1130.1		1660.9		3616.2	
Gas Sales, GJ		898		1118		1646		3666	
Gas Sales, $		6,602.22	7.26	7,014.61	6.29	9,433.49	6.10	22,950.32	6.46
Gas Transportation, $		(249.06)	(0.26)	(269.93)	(0.26)	(362.16)	(0.23)	(901.13)	(0.26)
Gas Marketing Fee, $		(224.60)	(0.26)	(27.74)	(0.02)	(6.66)	(0.00)	(256.92)	(0.07)
Crown Royalty Expense, $		(192.60)	(0.21)	(232.66)	(0.21)	(266.96)	(0.17)	(694.13)	(0.20)
DOVE NET SALES, $		6,026.57	6.73	[illegible]	[illegible]	[illegible]	[illegible]	21,790.27	6.12
DOVE NET OP COSTS, $		(9,703.64)	(10.83)	[illegible]	[illegible]	[illegible]	[illegible]	(26,932.04)	[illegible]
DOVE NET CR ROY EXP, $		(192.60)	(0.21)	(232.66)	(0.21)	(266.96)	(0.17)	(694.13)	(0.20)

The Property consists of a total of 2,816 gross hectares of land in a region of southeastern Alberta known as the Enchant area. The lease is subject to royalties payable to the government of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

Item 4A.    Unresolved Staff Comments

Not Applicable.

Item 5.      Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited consolidated financial statements for the fiscal years ended December 31, 2008, 2007 and 2006. These reports are presented in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

Certain statements contained in the foregoing MD&A and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the financial statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in section 3.D. above. Please see our Forward Looking Statements on Page 5 of this Annual Report.

  A. Operating Results

The following is management’s discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2008, 2007 and 2006 and from the date of inception to December 31, 2005. Because we are an emerging company and still in an early growth stage, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Fiscal Year Ended December 31, 2008 versus Fiscal Year Ended December 31, 2007

The following discussion and analysis should be read together with the audited financial statements for the fiscal year ending December 31, 2008, and related notes attached thereto, which are prepared in accordance with U.S. generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Description of Business

The Company’s principal business activity is the acquisition and exploration of mineral properties. Dove Energy is considered to be in the development stage, as significant revenues have not yet been raised through operations.

The Company is pursuing relatively low risk oil and gas production and development in the Western Sedimentary basin of Alberta and Saskatchewan Canada. Two primary zones of interest exist in the Enchant area based on the probability of finding commercial quantities and rates of oil and gas.

Dove Energy’s focus is now on the proving of the presence of the Nisku oil accumulation in its assets. This will lead to the subsequent acquisition of additional producing petroleum and natural gas properties, and the development and production of crude oil and natural gas. The key to the Company’s corporate mandate is to conduct business as a low-cost operator by benefiting from hands-on management, while outsourcing most exploration and development expenditures.  Dove Energy is also committed to maintaining minimum infrastructure. The Company’s method of operation adheres to the following principles: focusing on a methodically identified strategic geographic area, develop exploitation and exploration ideas; use leading-edge technology to evaluate, develop and operate; maintain hands-on management, operate when possible; outsource services where possible; and strive to be the lowest-cost operator with minimum infrastructure and significant working interests.

Results of Operations

The following is a summary of significant events and transactions that have occurred in the 12-month period ending December 31, 2008:

	1.	Gas Revenues of $138,376 were recognized during the year ended December 31, 2008 compared to $160,827 for the same period in 2007.
	2.	Royalties decreased to $7,364 for the 12-months ended December 31, 2008 compared to $9,013 for the same period in 2007.
x	3.	Loss of June 2008 and July 2008 gas revenues from one well in the amount of $35,248.

Production

Dove Energy’s production during the year ended December 31, 2008 fell compared to that from the same period in 2007. 2008’s total production was 19,716.74 MMBtu or about 3,187.32 BOE as compared to 27,318.02 MMBtu or about 4,416.10 BOE in 2007.

	YTD Dec. 31/08	YTD Dec. 31/07	$ Change	% Change
Income from Operations	(312,236)	(525,571)	213,335	40.59%
Net Income After Tax	(719,404)	(277,660)	(441,744)	-159.10%
EPS	(0.01)	(0.01)	(0.00)	0.00%
Total Current Assets	92,470	290,621	(198,151)	-68.18%
Total Current Liabilities	465,922	353,818	112,104	31.68%

Income

Dove Energy had a Net Loss for the year ended December 31, 2008 of $719,404 compared to a Net Loss of $277,660 in the same period of 2007. The majority of the Net Loss is comprised of an impairment write down of $485,000. The Company’s primary source of income in 2008 came from gas revenues earned on three wells in which Dove Energy has working interests. The increase in gas revenues for Q4 2008 compared to Q3 2007 was down 15.94% or $4,814. This decrease was due to a combination of price and volume changes during 2008. As noted above actual production for 2008 fell by approximated 27.83% and the total gas revenues fell by 13.96%. As per the Alberta Daily Spot Price AECO-C for gas, the average closing price for the year-to-date December 31, 2008 was $8.15/MMBtu, while 2007 was $6.45/MMBtu. A higher average market price helped offset the decline in production for Dove Energy’s 2008 income.

The Company’s only other source of income for the period ended December 31, 2008 was relatively small amounts of interest revenue from cash and cash equivalents. The amount of interest income decreased by 24.71% as a result of the Company’s decreased cash and cash equivalent holdings throughout 2008.

The impact of the increased loss for 2008 resulted in an Earnings per Share (EPS) loss of $0.01366 per share for the year ended December 31, 2008. For the same period in 2007 the EPS had loss of $0.01190 per share, a loss increase of 14.79% year over year.

Expenses

Total Expenses were down by 34.45% year over year for the 12-months ended December 31, 2008. The decrease in expenses was largely attributed to a decrease in Professional Fees of 63.01% from 2007 to 2008. Professional fees significantly decreased due to management fees being accrued in 2007 and none in 2008. The Professional Fees also represents all accrued and unpaid audit fees incurred during 2008. General and Administrative costs fell by 12.42% year over year ended December 31, 2008. The reduction in General and Administrative costs was a result of reduced office and travel expenses during the year.

A Bad Debt was incurred in July/August of 2008 and subsequently reflects as an Expense in the financial statments. The Bad Debt expense realized came as a result of one of Dove Energy’s gas purchasers entering into bankruptcy. Dove Energy has made a claim against this corporation to recover these lost revenues, but does not anticipate successful recovery of these lost revenues. In order to portray an accurate image of the Company’s financial position, the revenue likely not recovered was reduced from net income for the year ended December 31, 2008. Dove Energy has found a replacement to continue purchasing gas from this particular well. The new customer began purchasing from Dove Energy as of September 2008 and revenues are expected to continue hereon.

Due to lower gas prices in the market place, Dove Energy’s existing proven natural gas reserves underwent an impairment test. The test established that the market value of the proven reserves had fallen, requiring a write-down of the assets’ value during the 2008 fiscal period. The write-down was recognized as an expense again income for the 2008 fiscal year and accounted for a substantial portion of 2008’s net loss.

Further expenses include amortization, accretion and depletion of assets, which fell by 15.97%, operational costs decreased by 32.88% and Interest/Bank charges will also fell 58.81% all from 2007 to 2008. The amortization, accretion and depletion expense included the depreciation of capital assets and proven reserves as well as the accrued accretion of the Company’s asset retirement obligations. Unproven reserves were not subject to depletion in maintaining consistency with prior year accounting policies. Once proved the value of unproven reserves will be determined and subject to future impairment tests. Interest and bank charges incurred resulted from minor banking fees as well as a late charge assessed for late filing to the Canada Revenue Agency.

Operational costs for the Company saw a decrease from the years ended December 31, 2007 and December 31, 2008. The decrease was tied closely to a decrease in production in 2008. Industry wide factors such as market demand for operating resources, variable costs that fluctuate seasonally, and weather implications on production all contribute toward operational costs, accounting for both increases and decreases to the expense recognized in 2008.

Cash

Dove Energy’s available cash as at December 31, 2008 decreased by $72,876 (or 64.88%) from December 31, 2007. The decrease in cash is largely a result of the loss of gas revenues on one well for July and August 2008. Although Total Expenses decreased over this period, insufficient gas revenues were realized.

Assets

Dove Energy’s Total Assets at year-end decreased from $1,157,511 in 2007 to $579,330 in 2008. This 49.95% decrease was significantly attributed to a decrease in proven petroleum and natural gas properties and to a lesser degree, reduced cash and prepaid expenses.

Liabilities

The Company’s liabilities increased from the amounts outstanding at December 31, 2007 by 31.87%. The change in liabilities included a significant decrease in Flow Through Share Premium obligations, however this was offset by an increase on accounts payable and accrued liabilities outstanding as at December 31, 2008.

Fiscal Year Ended December 31, 2007 compared to Fiscal Year Ended December 31, 2006

Revenues

For the fiscal year ended December 31, 2007, we reported a net loss of ($277,660) or ($0.01) per share. Total Revenues from gas sales amounted to $160,827.00. Non-operating income consisted of $8,661 of interest income earned on the deposit held by ERCB for crown royalties. Total Revenue increased by $95,652 over the comparable period from the prior year. The increase in revenue was a result primarily of increased production and higher oil prices.

Total expenses were $692,408 for the Fiscal Year Ended December 31, 2007, an increase of $235,620 from $456,788 for the same period last year, generally related to increased corporate activity, including acquisitions and financing. Professional fees increased to $294,183 from $276,780 an increase of 6.3% because of increased contribution from consultants and other professionals, related primarily to acquisitions, strategic planning, and securing financing. Professional fees include legal fees of $18,881 and audit fees of $63,444. Depletion, depreciation and accretion fees rose by 160% to $238,240 from $91,631 because the Company acquired more oil and gas properties and increased exploration and production activity.  Total Operating Expenses relating to gas sales and revenue increased to $68,576 from $20,205. Operating costs specific to existing wells was $30,245, while the remaining $38,331 relates to Land & Production Professional fees, Alberta crown royalties, Licenses and Permits, P&NG Lease, Rental payments and property taxes. Bank Charges and Interest were $15,023 versus $373, for the comparable period with the increase related to interest charges on unsettled debt.

Net Loss was ($277,660) and ($391,965), for fiscal years 2007 and 2006, respectively.  Net Loss per Share was ($0.01) for fiscal year 2007 and (0.02) for fiscal year 2006.

Fiscal Year Ended December 31, 2006 compared to Fiscal Year Ended December 31, 2005

Revenues

For the fiscal year ended December 31, 2006, we reported a net loss of ($391,965) or ($0.02) per share. Revenue from gas sales amounted to $66,603. Non-operating income consists of Interest income from deposits held by ERCB of $3,192 for the year ended December 31, 2006.

Our revenue increased by $54,832 over the comparable period from the prior year. The increase in revenue was a result primarily of increased production and higher oil prices.

Professional fees increased to $276,780 from $235,144 an increase of 17.7% because of an increased contribution from consultants and other professionals, related primarily to acquisitions, strategic planning, and securing financing. Professional fees include legal fees of $58,741 and audit fees of $54,810. Depletion, depreciation and accretion fees rose to $91,631 from $1,586 because the Company acquired more oil and gas properties and increased exploration and production activity.  Total Operating Expenses relating to gas sales and revenue on existing wells increased to $20,205 from $602.00. These expenses consisted of land and productions costs, professional fees, Alberta Crown royalties, licenses and permits, P&NG lease rental payments and property taxes. Operating costs increased because of the demand for labor, services and equipment has continued to put upward pressure on prices and the Company had more operating activity during the current year. Bank Charges and Interest were $373 versus $186, for the comparable period with the increase related to interest charges on unsettled debt.

Net Loss was ($391,965) and ($257,478), for fiscal years 2006 and 2005, respectively.  Net Loss per Share was ($0.02) for fiscal year 2006 and (0.01) for fiscal year 2005.

From inception to December 31, 2005

Revenues

For the fiscal year ended December 31, 2005, we reported a net loss of ($257,478) or ($0.01) per share. Revenue from gas sales was $11,771. Non-operating income consists of Interest income from deposits held by ERCB amounted to $164 for the year ended December 31, 2005.

Professional fees were $235,144 because of the use of consultants and other professionals, related primarily to start-up, acquisitions, strategic planning, and securing financing. Professional fees include legal fees of $82,261. Depletion, depreciation and accretion fees were $1,586 as the Company acquired oil and gas properties and began exploration and production activity.  Total Operating Expenses relating to gas sales and revenue on existing wells were $602 and consisted of land and productions costs, professional fees, Alberta Crown royalties, licenses and permits, P&NG lease rental payments and property taxes. Operating costs were due to the demand for labor, services and equipment as the Company began operations. Bank Charges and Interest were $186, related to interest charges on unsettled debt.

Net Loss was ($257,478), for fiscal year 2005.  Net Loss per Share was (0.01) for fiscal year 2005.

B. Liquidity and Capital Resources

We are in the emerging stage.
We have a limited operating history since our operations began in February 2005. We do not currently have sufficient financial resources to meet the funding requirements referenced above. Accordingly, we are currently seeking funding from outside sources, including private placements of our common stock. At the date hereof, we have no firm commitments from anyone to provide additional funding.

Dove Energy Inc. does not have any material commitments for capital expenditures for the remainder of the 2008 fiscal year.

As at December 31,
	2008	2007	2006	2005
Cash and cash equivalents	$39,441	$112,317	$451,772	$721,622
Working capital	(373,522)	(63,197)	(57,408)	432,758
Net cash provided by (used in)
Operating activities	(203,164)	(450,586)	(318,172)	(255,892)
Investing activities	279,190	(29,917)	(826,448)	(85,664)
Financing activities	3,150	140,850	874,770	1,099,700

For Fiscal Year Ended December 31, 2008

At December 31, 2008, the Company had total current assets of $92,470 consisting of cash and cash equivalents of $39,441, receivables of $18,668 and prepaid expenses and deposits of $34,361. The Company had total current liabilities of $465,922; consisting of accounts payable and accrued liabilities of $276,695 and flow-through share liability of $189,227.

Operations used ($203,164) for the fiscal year ended December 31, 2008. Funds used in operations primarily relate to professional fees, general and administrative expenses and interest and charges.

Investing activities used $279,190 for the fiscal year ended December 31, 2008.

Financing activities provided $3,150 for the fiscal year ended December 31, 2008.

We had no long-term debt at December 31, 2008.

Fiscal Year Ended December 31, 2007

At December 31, 2007, the Company had total current assets of $290,621 consisting of cash and cash equivalents of $112,317, receivables of $23,744 and prepaid expenses and deposits of $154,560. The Company had total current liabilities of $353,818; consisting of accounts payable and accrued liabilities of $87,091 and flow-through share liability of $266,727.

Operations used ($450,586) for the fiscal year ended December 31, 2007. Funds used in operations primarily relate to professional fees, general and administrative expenses and interest and charges.

Investing activities used ($29,917) for the fiscal year ended December 31, 2007.

Financing activities provided $140,850 for the fiscal year ended December 31, 2007. Funds provided by financing activities were from the sale of 155,000 shares of common stock.

We had no long-term debt at December 31, 2007.

Fiscal Year Ended December 31, 2006

At December 31, 2006, the Company had total current assets of $531,762 consisting of cash and cash equivalents of $451,772, receivables of $55,570 and prepaid expenses of $24,420. The Company had total current liabilities of $589,170; consisting of accounts payable and accrued liabilities of $145,670 and flow-through share liability of $443,500.

Operations used ($318,172) for the fiscal year ended December 31, 2006. Funds used in operations primarily relate to professional fees, general and administrative expenses and interest and charges.

Investing activities used ($826,448) for the fiscal year ended December 31, 2006.

Financing activities provided $874,770 for the fiscal year ended December 31, 2006. Funds provided by financing activities were from the sale of 987,000 shares of common stock.

We had no long-term debt at December 31, 2006.

Fiscal Year Ended December 31, 2005

At December 31, 2005, the Company had total current assets of $764,845 consisting of cash and cash equivalents of $721,622, receivables of $28,723 and prepaid expenses of $14,500. The Company had total current liabilities of $332,087 consisting of accounts payable and accrued liabilities.

Operations used ($255,892) for the fiscal year ended December 31, 2005. Funds used in operations primarily relate to professional fees, general and administrative expenses and interest and charges.

Investing activities used ($85,664) for the fiscal year ended December 31, 2005.

Financing activities provided $1,099,700 for the fiscal year ended December 31, 2005. Funds provided by financing activities were from the sale of 2,304,000 shares of common stock.

We had no long-term debt at December 31, 2005.

Capital Resources

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants from inception until 2007. Dove Energy Inc. shifted focus in 2008 from raising additional capital to building strategic relationships and joint venture opportunities to drill on Dove’s identified targets.

The Company acquired 1792 ha. in the original asset purchase and has added a further 2048 ha. via Alberta Energy public auctions for a total of 3840 ha. Before undertaking the initial Arcs exploratory well, The Company will negotiate participation in a land parcel in which it does not have an interest that directly offsets the locations that the Company would drill in developing the potential new oil pool.

The Company has acquired the nucleus of a core area from which to expand and develop E & P operations. There is potential for immediate drilling to exploit the three Sawtooth locations and the Milk River. There is long term potential to develop the Arcs oil with its multi-zone potential and be on the leading edge of exploring for other Arcs prospects.

Acquisition of Interest

The Company has entered into a series of leases in multiple transactions with the province of Alberta in the Enchant area of Alberta, Canada (the “Property”). All of the leases were acquired mostly through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal lease with the government. The bid price includes the first year’s minimum annual lease payments. The specific transactions entered into by the Company are as noted below:

Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments
May 1, 2008	12 – Mineral	3,840 Gross/3,122 Net	$11,267.20 (Mineral Rent)
	5 – Surface		$9,505.00 (Surface Rent)
20 – Easement
	37	3,840 Gross/3,122 Net	$20,772.20

Capability to Deliver Results

Dove Energy Inc.’s management team consists of experienced and knowledgeable industry personnel. Kene Ufondu, P. Eng., President & CEO, Director has over eighteen years of Canadian and international experience in the oil and gas industry spanning through exploration, exploitation, production and oilfield services. He is an active member of SPE, CIM and APEGGA. Mark Ross, P.Eng., President Ross Engineering, provides Dove Energy Inc. with relevant engineering and operations support in drilling, completions, recompletions and workovers in addition to regulation compliance. Victor DeLaet, CFO and Director, has over twenty years of experience in the financial services industry and raising capital for start-up companies. Mr. DeLaet was an instrumental part of raising capital and the formation of Wave Form Energy Inc. (CDNX: WE-A.V). Thomas Wilcock, Petroleum Geologist, is a graduate of Geography/Geology from the University of Calgary and has over forty years experience in petroleum geology studies and evaluations. Mr. Wilcock has been involved in numerous oil and gas startups in Canada.

Opportunities for 2009

The long-term objective of the Company is to establish cash flow from prospects having low risk and high net reserve potential. When sufficient cash flows are realized to maintain a reasonable capital reserve for operation expenses and contingencies, the Company will allocate the highest portion of the net revenue possible to acquire more properties and/or pay a dividend distribution. It is the opinion of the Company’s management that the greatest value to shareholders can be realized through the development of current existing land positions and acquisition of new low risk oil and gas properties.

The Company will be able to initiate new drilling targets and acquire additional land with an additional $4.0 million in capital. To raise this capital, the Company intends to raise funds through private and/or public offerings. If the Company becomes public, it expects that it will be able to grow into a fully functional oil and gas production and development company.

Critical Accounting Estimates:

The financial statements of Dove Energy Inc. have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The preparation of the Company's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Nature of operations

The Company’s principal business activities include the evaluation, acquisition and development of oil and gas properties in Western Canada. The Company was incorporated on February 19, 2005 under the Business Corporations Act of Alberta, Canada.

Measurement uncertainty

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Accounts receivable are stated after evaluation as to their collectability and an appropriate allowance for doubtful accounts is provided where considered necessary. The provision for asset retirement obligation, depletion, as well as management’s impairment assessment on its oil and gas properties and other long lived assets are based on estimates and by their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in these estimates, in future periods, could be significant. The estimates and assumptions are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Joint activities

All of the Company's exploration and production activities are conducted jointly with others and accordingly, the Company’s financial statements reflect only the Corporation's proportionate interest in such activities.

Petroleum and natural gas properties

Under the full cost method of accounting for oil and gas operations all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition and exploration activities. Proceeds from the sale of oil and gas properties are applied against capitalized costs with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation in a particular country, in which case a gain or loss on disposal is recorded.

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units on the basis of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

An impairment loss is recognized in net earnings if the carrying amount of a cost center exceeds the “cost center ceiling”. The carrying amount of the cost center includes the capitalized costs of proved oil and natural gas properties, net of accumulated depletion and deferred income taxes and the cost center ceiling is the present value of the estimated future net cash flows, using year-end unescalated prices, from proved oil and natural gas reserves discounted at ten percent (net of related tax effects) plus the lower of cost or fair value of unproved properties included in the costs being amortized (and/or the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves).

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

Other property and equipment, such as computer equipment, are initially recorded at cost. Depreciation is provided using methods and rates intended to depreciate the cost of computer equipment over estimated useful lives as follows:

Asset Method Rate

Computer Equipment Declining balance 45%

Asset retirement obligation

An asset retirement obligation is recognized at its fair value when the related asset is acquired and a reasonable estimate of its fair value is determinable. Discounted cash flows are used to measure fair value.
When a liability is recognized, a corresponding asset retirement cost is capitalized to the carrying amount of the related asset. The asset retirement cost is amortized over the estimated useful life of the related asset.
The Company accrues asset retirement obligations on a future discounted basis as accretion expense. The Company recognizes changes due to revisions or new obligations as an increase in the asset retirement obligation and the related asset. Actual costs, as incurred, are charged to the asset retirement obligation.

Revenue recognition

Petroleum and natural gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if the collectibility of the revenue is probable.

Deferred income taxes

Income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. Per FASB Interpretation (FIN 48) under the liability method, it is the Corporation’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2007, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Company’s tax positions are recorded as Interest Expense.

Flow-through shares

The Company finances a portion of its oil and gas exploration activities though the issue of flow-through shares. The exploration and development expenditures funded by flow-though shares are renounced to subscribers in accordance with the Income Tax Act (Canada). Proceeds from the issuance of flow through shares are to be allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the amount the investor pays for the flow through shares and the fair value of the existing shares at the time the flow through shares were issued. A liability is recognized for this difference which is reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded in earnings.

Loss per Common Share

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted loss per common share is computed after giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental shares issuable upon exercise of stock options and warrants, contingent stock, conversion of debentures and preferred stock outstanding. The dilutive effect of potential common shares is not considered in the EPS calculations for these periods if the impact would have been anti-dilutive.

These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results is included in the notes to our financial statements.

Inflation

We operate in Canada only, where inflation for our operational costs is at low levels, i.e. in the 2%-5% range.

Impact of Foreign Currency Fluctuations

We hold any cash reserves we may have in Canadian dollars. We incur the majority of our expenses and capital expenditures also in Canadian dollars. Therefore, an increase or decrease in the value of the Canadian dollar versus the U.S. dollar would have a minimal effect on us.

Government Policies

We are subject to regulations of the Government of Canada and the Government of Alberta. Such regulations may relate directly and indirectly to our operations including production, marketing and sale of hydrocarbons, royalties, taxation, environmental matters and other factors. There is no assurance that the laws relating to our operations will not change in a manner that may materially and adversely affect us, however, there has been no material impact on us from changes to such laws in the past three fiscal periods.

Increased expenses.

We are projecting increased expenses for the fiscal year ending December 31, 2009 as we explore and develop our oil and gas properties. Please also see our Forward Looking Statements on Page 5 of this Annual Report.

C. Research and development, patents, and licenses, etc.

See Item 4.B Business Overview and 5.A Operating Results.

D. Trends

In 2009, we intend to continue our tight cost control in order to achieve the highest profitability possible. See Item 5A. "Operating and Financial Review and Prospects - Results of Operation" for additional trend information.

E. Off-balance sheet arrangements

We do not have any off balance sheet arrangements.

F.  Contractual obligations

The following table list contractual obligations at December 31, 2008.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Oil Sands Lease Payments:
Capital (Finance) Lease Obligations
Operating Lease Obligations	$40,997.00	$12,482.00	$28,515.00
Purchase Obligations
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements
Total	$40,997.00	$12,482.00	$28,515.00

At December 31, 2008, the Company had trade payables and accrued liabilities of $465,922. All of these obligations are due in less than one year.

Recent Accounting Pronouncements:

FASB Interpretation (FIN) 48, “Accounting for Uncertainty in Income taxes – an interpretation of FASB Statement No. 109 (FIN 48). In July 2006, the FASB issued FIN 48, which provides guidance on accounting for income tax positions about which the Corporation has concluded there is a level of uncertainty with respect to the recognition of a tax benefit in the Corporation’s financial statements. FIN 48 describes the minimum recognition threshold a tax position is required to meet. Tax positions are defined very broadly and include not only tax deductions and credits but also decisions not to file in a particular jurisdiction, as well as the taxability of certain transactions.

Effective January 1, 2007, the Corporation adopted the provisions of FASB Interpretation No. 48. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was not a material impact on the Corporation’s financial position and results of operations as a result of the adoption of the provisions of FIN 48. At December 31, 2007, the Corporation had no significant unrecognized tax positions and the Corporation does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Corporation’s tax positions are subject to examination by tax authorities. As at December 31, 2007, the Corporation’s tax years 2005 to present are open for United States – Federal and State jurisdictions and Canada – Federal and Provincial jurisdictions.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related party disclosure requirements. Management does not expect this pronouncement to have a significant impact on the Corporation’s financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Corporation is currently evaluating the potential impact on the Corporation’s financial position, results of operations and cash flows.

In April 2007, the FASB issued FASB Staff Position FIN 39-1,”Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which amended FIN 39, to indicate that the following fair value amounts would be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. Management is currently evaluating the potential impact on the Corporation’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160”). SFAS 160 requires companies with non-controlling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The non-controlling interest’s portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Corporation does not expect this pronouncement to have a significant impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS NO. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141 R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.

G. Safe harbor (Forward Looking Information)

     Not Applicable.

Item 6.          Directors, Senior Management and Employees

A.Directors and senior management. Set forth below are particulars respecting our directors and executive officers as of December 31, 2008, and each person’s business experience.

Name	Business Address	Position
Kene Ufondu	Suite 700, 205 5th Avenue, SW	Chief Executive Officer,
	Calgary, Alberta, TP2 2V7	President and Director

Victor DeLaet	800 6th Avenue SW, Suite 410	Chief Financial Officer
	Calgary, Alberta, Canada T2P 363	and Director

     Kene Ufondu, Chief Executive Officer and President. Mr. Ufondu, age 42 has been our President, Chief Executive Officer and a member of our Board of Directors since February 19, 2005. Mr. Ufondu has over 19 years experience in oil and gas project management, acquisitions, production enhancement and operations. Mr. Ufondu brings a keen understanding of both Canadian and international operations in Great Britain, Norway, Kuwait, Syria, United Arab Emirates and Columbia. He has been actively involved in E&P activities in the Western Sedimentary basin from January 2003 to date as an engineer for a senior Canadian oil and gas producer, Canadian Natural Resources Ltd. Mr. Ufondu was previously the Operations Manger for Schlumberger in Stavanger, Norway from January 2000 to December 2002. Prior to this, he was Schlumberger’s Technical Engineer in Columbia, Latin America from February 1998 to January 2000. Schlumberger is the world’s leading oilfield services company. Mr. Ufondu is a Professional Engineer in Alberta and is a member of SPE, APEGGA and CIM.

   Victor DeLaet, Chief Financial Officer and Director. Mr. DeLaet, age 54, has been our President, Chief Financial Officer and a member of our Board of Directors since February 19, 2005. Mr. DeLaet was a promoter of Waveform Energy Ltd. (CDNX:WE-A.V) from July 2003 to December 2005 and was instrumental in its original formation, and the raising of capital. Mr. DeLaet also has over 20 years of experience in the financial services industry. Mr. DeLaet was a Branch Manager for a Mutual Fund Dealer in Saskatchewan from September 1994 until he relocated to Calgary, Alberta in July 2003. Mr. DeLaet is also currently the general partner of Focused Life Settlement #2 LP.

On June 17, 2009 Mr. Ufondu resigned as CEO/President. Victor DeLaet was appointed as the interim CEO/President until a suitable replacement is found. The Company is interviewing qualified candidates and expects to make a decision in the very near term. Management of the Company anticipates no other changes to either facilities or employees in the near future other than the CEO/President replacement.

B.Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Executive Compensation

The following table sets forth the a summary of compensation earned during the Company's last three fiscal years by the Company’s directors and members of its administrative, supervisory or management bodies and its subsidiaries for services in all capacities to the company and its subsidiaries.

SUMMARY COMPENSATION TABLE
				Long Term Compensation
	Annual Compensation			Awards		Payouts

		Cash	Other Annual	Restricted	Securities
Name and	Fiscal	compensation	Compensation	Stock	Underlying	LTIP	All Other
Principal position	Year	(Can$)	(Can$)	Award(s)	Options (#)	Payouts	Compensation
Kene Ufondu	2008	$0.00	-	-	-	-	-
Director and
President & Chief	2007	$90,000	-	-	-	-	-
Executive Officer
	2006	$94,000	-	-	-	-	-

Victor DeLaet	2008	$0.00	-	-	-	-	-
Director and
Chief Financial	2007	$90,000	-	-	-	-	-
Officer
	2006	$94,000	-	-	-	-	-

Stock Option Plan

We have not yet adopted a stock option plan but intend to do so in the near future.

Change of Control Remuneration.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.

No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/ Retirement Benefits.

We do not have in place any pension or actuarial plan to provide pension, retirement or similar benefits and no funds were set aside or accrued by our company during the fiscal year ended December 31, 2008 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements.

No Disclosure Necessary.

C. Board Practices. While not required, each of the Company’s directors is a resident of Canada and holds office until the Company’s annual meeting or until his successor is duly elected or appointed. Officers are appointed annually by the Board of Directors to serve at the Board’s will. The Company has no contracts with any of its Directors that provide for payments upon termination. Because the Company has only two directors, it does not have an audit committee or a compensation committee. As the Company grows and the size of the Board of Directors increase, the Company intends to establish an audit committee and a compensation committee.

D. Employees. As of December 31, 2008, we had a total of two (2) employees (full-time) in Alberta, Canada. None of our employees are covered by any collective bargaining agreements. We believe that relations with our employees are good. On June 17, 2009 Mr. Ufondu resigned as CEO/President. Victor DeLaet was appointed as the interim CEO/President until a suitable replacement is found. The Company is interviewing qualified candidates and expects to make a decision in the very near term. Management of the Company anticipates no other changes to either facilities or employees in the near future other than the CEO/President replacement.

E. Share Ownership. The following table sets forth information relating to the beneficial ownership of our common stock as of the date of this Annual Report by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of December 31, 2008. As of December 31, 2008 there were 23,316,000 shares of common stock outstanding. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. The percentages below are calculated based on 23,316,000 shares of common stock issued and outstanding, plus in the case of a person who has the right to acquire additional shares within 60 days, any new shares which would be issued to effect such acquisition.

Name and Address of Beneficial Owner (1)	Position with the Company	Number of Shares Owned	Percent
Kene Ufondu (2)	Director, President & Chief Executive Officer	10,000,000	44.05%
Victor DeLaet (3)	Director & Chief Financial Officer	9,720,000	42.81%
Maggie Chartier	None	2,000,000	8.81%
Dianne Bowman	None	2,000,000	8.81%
Praful Parikh	None	2,000,000	8.81%
Darlene Galandie	None	1,865,000	8.21%
Chimwendu Ufondu	None	2,220,000	9.78%
Daniel Ufondu	None	1,560,000	6.87%
Bridan Family Trust No. 2	None	2,000,000	8.81%
Flokez-Family Trust No.1	None	2,000,000	8.81%
All Officers and Directors as a Group (2 Persons)		19,720,000	86.86%

(1)	All officer and director addresses are c/o the Company at 800-6th Avenue SW, Suite 410, , Calgary, Alberta, Canada T2P 3G3.
(2)

Mr. Ufondu beneficially owns 4,220,000 of these shares indirectly through family members, with whom he shares investment control; 2,000,000 indirectly through the Bridan Family Trust No. 2 and 2,000,000 shares indirectly through the Flokez Family Trust No. 1.

(3)	Mr. DeLaet beneficially owns 7,860,000 of these shares indirectly through friends, with whom he shares investment control.

Item 7.           Major Shareholders and Related Party Transactions

A. Major shareholders. The Company is not aware of any beneficial owners of 5% or more of the Company’s common stock other than those disclosed in Item 6.E. above.

7.A.1.a.  Holdings By Major Shareholders. Refer to Item 6.E. above.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings. The participation in private placements of equity by the Company and sales by the individuals has led over the last several years to some significant changes in the holdings of major shareholders; refer to the Table under Item 6.E., above for additional information.

7.A.1.c.  Different Voting Rights.  Holders of the Company’s Class A common shares are entitled to one vote for each share of Class A common shares owned. Holders of the Company’s Class B common shares do not have voting rights.

7.A.2.  Canadian Share Ownership.  As of December 31, 2008, the Company’s shareholders’ list showed 23,316,000 common shares outstanding, with approximately 164 registered shareholders.  All shareholders are residents of Canada.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 170 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM 4.A., “History and Growth of the Company”, and ITEM 6.E., “Share Ownership”.

B. Related party transactions.

During the year ended December 31, 2008 and December 31, 2007 the Corporation was charged $56,362 and $18,750, respectively, for rent and accounting expenses by Focused Money Solutions Inc., affiliated companies controlled in part by one of the Directors of the Company. Management fees were paid to two Directors and Officers of the Corporation amounting to $0 and $180,000 for December 31, 2008 and December 31, 2007, respectively. These transactions were measured using the exchange amount which is the amount agreed to by the related parties. These transactions were on terms that were no less favorable than could have been obtained by unaffiliated third parties.

As at December 31, 2006, $75,000 was outstanding relating to monies from share subscriptions that were not received by the Corporation. An entity controlled by a Director and officer of the Corporation has assumed the outstanding balance and settled the obligation through the cancellation of some of its shareholdings as disclosed in note 7 to the financial statements. The amount was non-interest bearing and had no set terms of repayment. This transaction was on terms that were no less favorable than could have been obtained by unaffiliated third parties

C.  Interests of Experts and Counsel.

No disclosure necessary.

Item 8.     Financial Information

A. Consolidated Statements and Other Financial Information. This Annual Report on Form 20-F contains the financial information set forth under Item 18.

B. Significant Changes. No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

Legal Proceedings

The Company is not a party to any pending or ongoing material legal proceeding nor is the company aware of any threatened or anticipated material legal proceeding against it.

Dividend Policy

The Company has not paid and does not plan to pay any cash dividends on its capital stock. The Company currently intends to retain any future earnings to fund growth, and therefore does not expect to pay any cash dividends in the foreseeable future.

Item 9.          The Offer and Listing

A.  Offer and Listing Details

9.A-4

We expect to apply to The Nasdaq Stock Market, Inc. to have our issued outstanding common shares without par value quoted for trading on the OTC Bulletin Board quotation service under the symbol “DOVEF” The issued and outstanding common shares (23,316,000 shares as of December 31, 2008) are not listed or traded on any other trading market. There can be no assurance that our shares will be accepted for trading on the OTC Bulletin Board or if accepted for trading, a viable trading market will develop in our common shares. Our common shares are registered shares.

B.   Plan of distribution.

Not applicable.

C.   Markets.

Our common shares are not listed for trading on an exchange or in other markets. Following the effectiveness of this Annual Report, we expect to apply to list our common shares on the OTC Bulletin Board quotation service. We will ask, but have not yet received authorization to use the symbol DOVEF; there can be no assurance we will be able to use the symbol. The Over the Counter Bulletin Board is maintained by the NASDAQ Stock Market, but does not have any of the quantitative or qualitative standards such as those required for companies listed on the NASDAQ Small Cap Market or National Market System. The can be no assurance that our application for listing on the OTC Bulletin Board will be approved.

D. Selling shareholders.

Not applicable.

E.  Dilution.

Not applicable.

F.  Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share Capital.

Not applicable.

B. Memorandum and articles of incorporation.

Incorporated by reference from the Company’s registration statement on Form 20-F filed on October 29, 2008; File number 000-53479.

C. Material contracts.

We have not entered into any material contracts, other than contracts entered into in the ordinary course of business, for the two years immediately preceding the filing of this document. Significant property contracts are as described in Section 4.D.

D. Exchange controls.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See "Taxation".

There is no limitation imposed by the laws of Canada or by the charter or other documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture, each referred to as an "entity", each an "entity" that is not a "Canadian" as defined in the Investment Act, referred to as a "non-Canadian", unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2007 is any amount in excess of $265 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares, would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including: (i) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (ii) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (iii) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

E. Taxation.

Canadian Federal Income Tax Consequences

The following is some of the principal Canadian federal income tax consequences to a U.S. Holder (as defined below) of the Company’s common shares who deals at arm’s length with and is not affiliated with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) and the Canada–United States Income Tax Convention, is at all relevant times resident or deemed to be resident in the United States and is not nor is deemed to be in Canada and does not carry on business in Canada.

This discussion should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, we suggest that U.S. Holders consult their own tax advisers with respect to their particular circumstances.

Under the Income Tax Act (Canada) and pursuant to the Canada-United States Income Tax Convention, a U.S. Holder of common shares will be subject to a 15 percent withholding tax on dividends paid or credited or deemed by the Income Tax Act (Canada) to have been paid or credited on such shares.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company common shares unless (i) at any time in the five-year period immediately preceding the disposition, 25 percent or more of the shares of any class or series of the capital stock of the Company were owned (or were under option or subject to an interest in) by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Canada-United States Income Tax Convention) situated in Canada.

United States Federal Income Tax Consequences

The following is a discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder of common shares of the Company. This discussion does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. This discussion does not cover any state, local or foreign tax consequences. (See "Taxation-- Canadian Federal Income Tax Consequences”, above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, we suggest that U.S. Holders and prospective U.S. Holders of common shares of the Company consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This discussion does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a "functional currency" other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, or (xv) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, accordingly, we suggest that U.S. Holders of common shares of the Company consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. We suggest that U.S. Holders consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and we suggest that each U.S. Holder of common shares of the Company consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars.  Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction).  Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange.  Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC") In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, therefore, we suggest that U.S. Holders consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

The Code contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock under Section 1291 of the Code. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2007 or 2008 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2009. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

The PFIC rules are very complicated, therefore, we suggest that U.S. Holders consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how these rules may impact their U.S. federal income tax situation.

F. Dividends and paying agents.

Not Applicable

G. Statements by experts.

Not Applicable

H. Documents on display.

Documents filed as exhibits to this annual report are described in Item 18(b).

I. Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

Item 11.          Quantitative and Qualitative Disclosures About Market Risk

      Not Applicable.

Item 12.          Description of Securities Other Than Equity Securities

     Not Applicable.

PART II

Item 13.           Defaults, Dividends Arrearages and Delinquencies

     Not Applicable.

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not Applicable.

Item 15T.      Controls and Procedures

Disclosure Controls and Procedures

A.	Disclosure Controls and Procedures

Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

–	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

–

provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

–	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2008.

This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

C.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during fiscal year 2008 that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

Item 16          Reserved

Item 16A.     Audit Committee Financial Expert

The Company does not have a separate audit committee at this time. The Company intends to establish an audit committee in the near future. The Company therefore does not have an "audit committee financial expert." The Board is currently endeavoring to establish an audit committee with such a candidate and intends to do so as soon as an appropriate individual is identified.

Item 16B.     Code of Ethics

The Company has adopted a code of ethics applicable to all employees and directors. A copy is available upon request to Company Director Kene Ofundu, 800-6th Avenue SW, Suite 410, Calgary, Alberta, Canada T2P 3G3.

Item 16C.     Principal Accountant Fees and Services

The company paid the following fees to Meyers Norris Penny, LLP, during the following fiscal years:

	2008	2007

Audit fees:	$66,215	$36,542
Other fees:	$0	$0
Total	$66,215	$36,542

Audit fees consist of audit work performed in the preparation of financial statements and services that are normally provided in connection with statutory and regulatory filings.

POLICY ON PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

Since the Company does not yet have an audit committee, the Board approves in advance all audit services and all non-audit services provided by the independent auditors based on a policy adopted by the Board.

Under the policy, proposed services either (i) may be pre-approved by the Board without consideration of specific case-by-case services as "general pre-approval"; or (ii) require the specific pre-approval of the Board as "specific pre-approval". These services are subject to annual review by the Board.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        No Disclosure Necessary.

PART III

Item 17.          Financial Statements

     Financial Statements. The consolidated financial statements set forth under Item 18 are included as part of this annual report.

Item 18.          Financial Statements

     The following auditors’ reports and consolidated financial statements are included in this Form 20-F:

Dove Energy Inc.	Sequential
Consolidated Financial Statements	Page Number

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING	F-1

AUDITOR'S REPORT	F-2

FINANCIAL STATEMENTS
Consolidated Balance Sheet as at December 31, 2008
and December 31, 2007	F-3
Consolidated Statements of Operations for the years ended December 31, 2008
December 31, 2007 and December 31, 2006	F-4
Statement of Stockholders Equity for the year ended, December 31, 2008
December 31, 2007 and December 31, 2006	F-5
Consolidated Statements of Cash Flows for the year ended
December 31, 2008, December 31, 2007 and December 31, 2006	F-6
Notes to Consolidated Financial Statements	F-7 -19

DOVE ENERGY INC.
Financial Statements
December 31, 2008

DOVE ENERGY INC.
Index to Financial Statements
For the year ended December 31, 2008

Page
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING	1
AUDITOR'S REPORT	2
FINANCIAL STATEMENTS
Balance Sheets	3
Statements of Loss	4
Statements of Changes in Stockholders' Equity	5
Statements of Cash Flow	6
Notes to Financial Statements	7-19

Management's Responsibility for Financial Reporting

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility of significant accounting judgments and estimates in accordance with accounting principles generally accepted in the United States of America. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management. The Board is also responsible for recommending the appointment of the Corporation's external auditors.

Meyers Norris Penny LIP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with the Board of Directors to discuss their audit findings.

(signed) “Kene Ufondu”	(signed) “Victor Delaet”
President	Vice President
"Kene Ufondu"	"Victor Delaet"

Calgary, AB
April 30, 2009

The accompany notes are an integral part of these financial statements.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and the
Stockholders of Dove Energy Inc.

We have audited the accompanying balance sheets of Dove Energy Inc. ("the Corporation"), as at December 31, 2008 and 2007 and the statements of loss, changes in stockholder&#65533;s equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Corporation&#65533;s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Corporation&#65533;s ability to continue as a going concern is dependent on obtaining sufficient working capital to fund future operations. Management&#65533;s plan in regard to these matters is also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CALGARY, CANADA April 30, 2009	MEYERS NORRIS PENNY LLP INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Dove Energy Inc.
Balance Sheets
As at December 31

	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$39,441	$112,317
Accounts receivable	18,668	23,744
Prepaid expenses and deposits	34,361	154,560
Total Current Assets	92,470	290,621
PROPERTY AND EQUIPMENT, NET (note 3)
Proven petroleum and natural gas properties	98,637	551,259
Unproven petroleum and natural gas properties	250,000	250,000
Computer equipment	1,879	3,416
	350,516	804,675
OTHER ASSETS (note 4)	136,344	62,215
Total Assets	$579,330	$1,157,511

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$276,695	$87,091
Flow through share premium liability (note 7)	189,227	266,727
Total Current Liabilities	465,922	353,818
Asset retirement obligation (note 5)	285,656	259,687
Total Liabilities	751,578	613,505
Stockholders' Equity (Deficiency)
Share capital (note 7)	1,540,560	1,537,410
Class A common shares; - no par value; unlimited authorized; 22,717,500 and 22,702,500 shares issued and outstanding at December 31, 2008 and 2007 respectively
Class B common shares; - no par value; unlimited authorized; 598,500 shares issued and outstanding at December 31, 2008 and 2007 Stockholders' deficit	(1,712,808)	(993,404)
Total Stockholders' Equity (Deficiency)	(172,248)	544,006
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$579,330	$1,157,511

Contractual Obligations (note 10)

Approved on behalf of the Board:

Director

Director

Dove Energy Inc.
Statements of Loss and Comprehensive Loss
For the years ended December 31

	2008	2007	2006

Gas revenue, net of royalties	131,012	151,814	61,631
Expenses
Professional fees	108,820	294,183	276,780
Depletion, amortization and accretion	200,187	238,240	91,631
General and administrative	66,898	76,386	67,799
Bad debts	21,316	-	-
Operational costs	46,026	68,576	20,205
	443,248	677,385	456,415
Loss from operations before other items	(312,236)	(525,571)	(394,784)
Other income (expenses)
Interest income	6,520	8,660	3,192
Interest and bank charges	(6,188)	(15,023)	(373)
Impairment on property and equipment	(485,000)	-	-
Net loss before income taxes	(796,904)	(531,933)	(391,965)
Income tax recovery
Deferred income tax recovery (note 6)	(77,500)	(254,273)	-
Net loss and comprehensive loss	(719,404)	(277,660)	(391,965)
Loss per share	$(0.01)	$(0.01)	$(0.02)
Weighted average number of shares	23,303,008	23,337,438	22,849,205

Dove Energy Inc.
Statements of Stockholders' Equity
For the years ended December 31

	Shares	Amount

Common shares, issued and outstanding
Class A Balance, December 31, 2005	22,304,000	$1,152,000
Issued for cash	543,500	271,750
Class A Balance, December 31, 2006	22,847,500	1,423,750
Redeemed and cancelled	(145,000)	(8,700)
Class A Balance. December 31, 2007	22,702,500	1,415,050
Share movement during the year	15,000	3,150
Class A Balance. December 31, 2008	22,717,500	1,418,200

Class B Balance, December 31, 2005	-	-
Issued for cash	443,500	221,750
Class B Balance, December 31, 2006	443,500	221,750
Issued for cash	155,000	77,500
Class B Balance. December 31, 2007 and December 31, 2008	598,500	299,250

less: share issuance costs to date		(176,890)
Balance, December 31, 2008		$1,540,560

Accumulated Deficit
Balance, December 31, 2005		$(335,251)
Net loss		(391,965)
Prior period adjustment		77,772
Balance, December 31, 2006		(649,444)
Net loss		(277,660)
Redemption and cancellation of shares		(66,300)
Balance, December 31, 2007		(993,404)
Net loss and comprehensive loss		(719,404)
Balance, December 31, 2008		(1,712,808)

TOTAL STOCKHOLDERS' DEFICIENCY		$(172,248)

Dove Energy Inc.
Statements of Cash Flow
For the years ended December 31

	2008	2007	2006
OPERATING ACTIVITIES
Net loss	$(719,404)	$(277,660)	$(391,965)
Items not affecting cash:
Impairment on property and equipment	485,000	-	-
Depletion, amortization and accretion	200,187	238,240	91,631
Deferred income tax recovery	(77,500)	(254,273)	-
	(111,717)	(293,693)	(300,334)
Changes in non-cash working capital balances (note 11)	314,881	(156,893)	(17,838)
Cash flow provided by (used in) operating activities	203,164	(450,586)	(318,172)
FINANCING ACTIVITIES
Issuance of flow through shares	-	155,000	937,000
Payment of share issue costs	-	(14,150)	(54,040)
Changes in working capital accounts (note 11)	3,150	-	(8,190)
Cash flow provided by financing activities	3,150	140,850	874,770
INVESTING ACTIVITIES
Other assets	(74,129)	107,323	(169,538)
Payment to related parties	-	-	(10,000)
Acquisition of property and equipment	(205,061)	(137,042)	(449,751)
Changes in working capital accounts (note 11)	-	-	(197,160)
	(279,190)	(29,719)	(826,448)
Net decrease in cash and cash equivalents	(72,876)	(339,455)	(269,846)
Cash and cash equivalents, beginning of year	112,317	451,772	721,622
Cash and cash equivalents, end of year	$39,441	$112,317	$451,772
Supplemental disclosures of cash flow information
Interest paid	$6,173	$15,023	$373

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

1.	GOING CONCERN AND CONTINUANCE OF OPERATIONS

These financial statements have been prepared on a going concern basis, which presumes that Dove Energy Inc. (the “Corporation”) will be able to realize assets and pay commitments in the ordinary course of business. Should the Corporation be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its commitments as they become due. The Corporation is in the process of exploring its oil and gas properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for petroleum and natural gas assets is dependent upon the discovery of economically recoverable reserves and confirmation of the Corporation's interest in the underlying properties, the ability of the Corporation to obtain necessary financing to complete the development of the properties, and upon future profitable production or the sale thereof. These financial statements do not reflect the adjustments or reclassification of assets and liabilities, which would be necessary if the Corporation were unable to continue its operation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in the United States of America (US GAAP) and are presented in Canadian dollars. The business activities of the Corporation include the evaluation, acquisition and development of oil and gas properties in Western Canada. The Corporation was incorporated on February 19, 2005 under the Business Corporations Act of Alberta, Canada.

Measurement uncertainty

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Accounts receivable are stated after evaluation as to their collectability and an appropriate allowance for doubtful accounts is provided where considered necessary. The provision for asset retirement obligation, depletion, as well as management’s impairment assessment on its oil and gas properties and other long lived assets are based on estimates and by their nature.

These estimates are subject to measurement uncertainty and the effect on the financial statements of changes in these estimates, in future periods, could be significant. These estimates and assumptions are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or estimates of future cash flows.

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint activities

All of the Corporation's exploration and production activities are conducted jointly with others and accordingly, these financial statements reflect only the Corporation's proportionate interest in such activities.

Property and equipment

Under the full cost method of accounting for oil and gas operations all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities. Proceeds from the sale of oil and gas properties are applied against capitalized costs with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation in a particular country, in which case a gain or loss on disposal is recorded.

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units on the basis of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

An impairment loss is recognized in net earnings if the carrying amount of a cost center exceeds the “cost center ceiling”. The carrying amount of the cost center includes the capitalized costs of proved oil and natural gas properties, net of accumulated depletion and deferred income taxes. The cost center ceiling is the present value of the estimated future net cash flows, using year end unescalated prices, from proved oil and natural gas reserves discounted at ten percent (net of related tax effects) plus the lower of cost or fair value of unproved properties included in the costs being amortized (and/or the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves).

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment (continued)

Computer equipment is initially recorded at cost. Depreciation is provided using methods and rates intended to depreciate the cost of computer equipment over estimated useful lives as follows:

Asset	Method	Rate
Computer Equipment	Declining balance	45%

Asset retirement obligation

An asset retirement obligation is recognized at its fair value when the related asset is acquired and a reasonable estimate of its fair value is determinable. Discounted cash flows are used to measure fair value.

When a liability is recognized, a corresponding asset retirement cost is capitalized to the carrying amount of the related asset. The asset retirement cost is amortized over the estimated useful life of the related asset.

The Corporation accrues asset retirement obligations on a future discounted basis as accretion expense. The Corporation recognizes changes due to revisions or new obligations as an increase in the asset retirement obligation and the related asset. Actual costs, as incurred, are charged to the asset retirement obligation.

Environmental remediation liabilities

Oil and gas activities are subject to extensive federal, provincial, state and local environmental laws and regulations. These laws, which are consistently changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. To date, the Company has not recognized any environmental obligations.

Revenue recognition

Petroleum and natural gas revenues, net of royalties are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if the collectability of the revenue is probable.

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred income taxes

Income taxes are determined using the asset and liability method as prescribed by Statement of Financial Accounting Standard No. 109 (SFAS No. 109) – Accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Per Financial Accounting Standards Board Interpretation 48 (FIN 48) under the asset and liability method, it is the Corporation’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2008, the Corporation believes it has appropriately accounted for any unrecognized tax benefits or liabilities. To the extent the Corporation prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Corporation’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Corporation’s tax positions are recorded as Interest Expense.

Flow-through shares

The Corporation finances a portion of its oil and gas exploration activities though the issue of flow- through shares. The exploration and development expenditures funded by flow-though shares are renounced to subscribers in accordance with the Income Tax Act (Canada).

Proceeds from the issuance of flow through shares are to be allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the amount the investor pays for the flow through shares and the fair value of the existing shares at the time the flow through shares were issued. A liability is recognized for this premium which is discharged and recognized as a reduction of deferred income tax expense when the flow-through eligible expenditures relating to the flow-through share premium are incurred by the Corporation.

Loss per common share

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted loss per common share is computed after giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental shares issuable upon exercise of stock options and warrants, contingent stock, conversion of debentures and preferred stock outstanding. The dilutive effect of potential common shares is not considered in the earnings per share calculations for these periods if the impact would have been anti-dilutive.

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in accounting policy

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related party disclosure requirements. The adoption of this statement on January 1, 2008 did not have a significant impact on the Corporation’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Corporation has determined that there is no significant financial impact of applying this accounting standard on its financial position, results of operations or cash flows.

In April 2007, the FASB issued FASB Staff Position FIN 39-1,”Amendment of FASB Interpretation No. 39 (FSP FIN 39-1)”, which amended FIN 39 formerly titled “Offsetting Receivables or Liabilities Recognized upon Payment or Receipt of Cash Collateral in Master Netting Arrangements”, to indicate that the following fair value amounts would be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. Management has determined that there is no significant financial impact of applying this accounting standard on the Corporation’s financial position, results of operations or cash flows.

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in accounting policy (continued)

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160). SFAS 160 requires companies with non-controlling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The non-controlling interest’s portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Corporation does not expect this pronouncement to have a significant impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS NO. 141 (revised 2007), “Business Combinations (SFAS 141R)”. SFAS 141R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.

In May 2008, FASB issued SFAS No. 162 (SFAS No. 162), “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 identifies the sources of account principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. SFAS No. 162 is effective 60 days following the Security and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU (Auditing Interpretations) Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” Adoption of SFAS 162 will not be a change in the Company’s current accounting practices; therefore, it will not have a material impact on the Company’s consolidated financial condition or results of operations.

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

3.	PROPERTY AND EQUIPMENT

	Cost	Accumulated	2008
		depletion and	Net book
		amortization	Value

Petroleum and natural gas properties	$1,289,933	$941,296	$348,637
Computer equipment	8,648	6,769	1,879

	$1,298,581	$948,065	350,516

	Cost	Accumulated	2007
		depletion and	Net book
		amortization	Value

Petroleum and natural gas properties	$1,084,873	$283,614	$801,259
Computer equipment	8,648	5,232	3,416

	$1,093,521	$288,843	$804,675

At December 31, 2008, the Corporation has excluded $250,000 (2007- $250,000) of oil and gas properties relating to unproven properties from costs subject to depletion.

During the year ended December 31, 2008 the Corporation purchased $nil (2007 - $25,000) of additional working interest in property from a former joint venture partner.

The Corporation has performed impairment tests for its Petroleum and Natural Gas Properties as at December 31, 2008 and 2007. During the year, management determined that these existing properties incurred an impairment loss of $485,000 (2007 - $nil).

Disclosures on standardized measures of discounted cash flows and changes therein relating to proved oil and gas reserves are determined in accordance with SFAS No. 69 “Disclosures About Oil and Gas Producing Activities”.

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

4.	OTHER ASSETS

Other assets represent long term deposits required by regulatory authorities for environmental obligations for well abandonment and restoration.

5.	ASSET RETIREMENT OBLIGATIONS

The table below presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties

	2008	2007

Balance, beginning of year	$259,687	$220,217
Additions	-	17,448
Accretion	25,969	22,022

Balance, end of period	$285,656	$259,687

At December 31, 2008, the estimated total undiscounted cash flows required to settle the asset retirement obligations was approximated at $423,021 (2007 - $343,955). These obligations will be settled at the end of the useful lives of the underlying assets, which will extend up to five years in the future. This amount has been discounted using a credit adjusted risk-free interest rate of 10% and a rate of inflation of 3%.

6.	DEFERRED INCOME TAXES

		2008	2007

	Deferred income tax liabilities Property and Equipment	$-	$(100,290)
	Deferred income tax assets
	Property and Equipment	47,613	-
	Asset retirement obligation	71,414	83,411
	Non-capital loss carry forwards	249,299	274,492
	Share issuance costs	14,853	28,032
		383,179	385,935
	Net deferred tax asset	383,179	285,645
	Valuation allowance	(383,179)	(285,645)
	Deferred income tax asset	$-	-

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

6.	DEFERRED INCOME TAXES (continued)

The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following:

	2008	2007	2006

Loss before taxes	$(796,904)	$(531,933)	$(391,965)

Expected tax recovery at 29.5% (2007 – 32.12%; 2006 &#65533; 16.12%)	(235,087)	(170,857)	(63,185)
Deferred income tax assets
Change in valuation allowance	97,534	166,296	71,373
Future tax effect of share issuance costs	-	-	(8,711)
Change in enacted tax rates	86,933	$(118,461)	-
Other	4,102	491	523
Premium on flow-through shares	(30,982)	$(131,742)	-

Deferred income tax recovery	$(77,500)	$(254,273)	-

At December 31, 2008, the Corporation has the following estimated tax pools available for deduction against future taxable income:

	2008	2007	2006

Canadian development expense	155,159	105,100	419,390
Canadian oil and gas property expense	381,287	381,287	311,365
Share issuance costs	51,896	87,274	108,502
Non-capital losses	997,197	869,575	603,021
Undepreciated capital cost	4,238	6,054	8,648

	1,589,777	1,449,290	1,450,926

The non-capital losses will expire, if not utilized, as follows:

2015	$235,090
2026	$303,573
2027	$315,911
2028	$142,623

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

7.	SHARE CAPITAL

Authorized:
Unlimited	Common Shares, Class A, voting
Unlimited	Common Shares, Class B, flow through shares
Unlimited	Common non-voting shares

		2008		2007
	Shares	Amount	Shares	Amount
CLASS A
Shares outstanding at the beginning of the year	22,702,500	$1,415,050	22,847,500	$1,423,750
Issued	15,000	3,150	-	-
Cancelled	-	-	(145,000)	(8,700)

	22,717,500	$1,418,200	22,702,500	$1,415,050

		2008		2007
	Shares	Amount	Shares	Amount
Class B
Shares outstanding at the beginning of the year	598,500	S 299,250	443,500	$221,750
Issued	-	-	155,000	155,000
Premium attributed to flow through shares	-	-	-	(77,500)

	598,500	299,250	598,500	$299,250

TOTAL		$1,717,450		$1,714,300
SHARE ISSUANCE COSTS		(176,890)		(176,890)

	23,316,000	$1,540,560	23,301,000	$1,537,410

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

7.	SHARE CAPITAL (continued)

During the 2007 year, the Corporation issued 155,000 Class B flow through shares at a price of $1.00 per share for gross proceeds of $155,000. Share issuance costs amounting to $14,150 were recorded in the same year.

The fair value of the flow-through shares issued during 2007 was determined as the amount agreed upon by unrelated parties. The fair value of the flow-through shares issued during 2007 resulted in a gross premium of $77,500, or $0.50 per share, which was recorded as a flow-through share premium liability. During the year, $155,000 (2007 - $381,410) of qualified flow-through share expenditures were incurred and renounced. These expenditures resulted in a decrease of the flow-through share premium liability and an increase to deferred income tax recovery of $77,500 (2007 - $254,273), which represents the tax effect of the flow-through share expenditures incurred and renounced.

During the 2007 year, the Corporation redeemed and cancelled 145,000 Class A voting Common shares, valued at $75,000. Of this amount $8,700 (used a weighted average book value per share of $0.06) reduced share capital and the deficit increased by $66,800, the remainder of the $75,000 redeemed and cancelled.

During the 2008 year, the Corporation issued 15,000 Class A voting Common shares, valued at $3,150, in settlement of commissions payable.

In 2009, the Corporation is committed to issue additional 104,693 Class A shares to an agent in lieu of commissions owed.

8.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008 the Corporation was charged $21,231 (2007 - $18,750) for rent and accounting expenses by Delaet Financial Services Inc, and Focused Money Solutions Inc., both affiliated companies controlled in part by one of the Directors. During the year, management fees were paid to two Directors and Officers of the Corporation amounting to $nil (2007 - $180,000). These transactions were measured using the exchange amount which is agreed to by the related parties.

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

9.	FINANCIAL INSTRUMENTS

The Corporation, as part of its operations, carries a number of financial instruments. It is management’s opinion that the Corporation is not exposed to significant interest, credit or currency risks arising from these financial instruments except as otherwise disclosed.

Financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable.

Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The Corporation is exposed to credit risk from customers. In order to reduce its credit risk, the Corporation reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information. The Corporation has a significant number of customers which minimizes concentration of credit risk.

Fair Value

The Corporation's carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates its fair value due to the immediate or short term maturity of these instruments.

10.	CONTRACTUAL OBLIGATIONS

The Corporation has entered into various rental agreements for land owned by various individuals, and a lease agreement for office space, with estimated future payments as follows:

Contractual obligation repayment schedule:

2009	$12,482
2010	9,505
2011	9,505
2012 and beyond	9,505

$40,997

DOVE ENERGY INC.
Notes to Financial Statements
For the years ended December 31, 2008 and 2007

11.	CHANGES IN NON CASH WORKING CAPITAL

	2008	2007	2006
Accounts receivable	$5,077	31,826	(26,847)
Prepaid expenses and deposits	120,199	(130,140)	(9,920)
Accounts payable and accrued liabilities	192,755	(58,579)	(186,417)
	$318,031	(156,893)	(223,184)
	2008	2007	2007
Operating activities	$314,881	(156,893)	(17,838)
Financing activities	3,150	-	(8,186)
Investing activities	-	-	(197,160)
	$318,031	(156,893)	(223,184)

Item 19. Exhibits

Exhibits and Exhibit Index. The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

     Exhibit Index

Exhibit No.	Description	Page Number
1.1	Articles of Incorporation	*
1.2	Bylaws	*
2.1	Specimen Stock Certificate	*
99.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     * (Incorporated by reference from the Company’s registration statement on Form 20-F filed on October 29, 2008.)

Financial Statement Schedules

     None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DOVE ENERGY INC.

Dae: June 29, 2009	By:	/S/ Victor DeLaet
Victor DeLaet, Interim President/ Chief Executive Officer

Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Victor DeLaet, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Oxford Investments Holdings Inc. (the “Registrant”);

2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.

The Registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/S/ Victor DeLaet
Victor DeLaet Interim Chief Executive Officer

Date: June 29, 2009

Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Victor DeLaet, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Oxford Investments Holdings Inc. (the “Registrant”);

2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

c)	presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.

The Registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/S/ Victor DeLaet
Victor DeLaet Chief Financial Officer

Date:  June 29, 2009